Filed Pursuant to Rule 424(b)(3)
File No. 333-162459

4,030,640 SHARES
China Electric Motor, Inc.

COMMON STOCK

This prospectus relates to the resale of 4,030,640 shares (the “Shares”) of our common stock, par value $0.0001 per share (the “Common Stock”) being offered by the selling stockholders (the “Selling Stockholders”) identified in this prospectus, which includes 2,455,658 shares relating to previously filed Registration Statement No. 333-162459 and 1,574,982 shares relating to previously filed Registration Statement No. 333-165209.  This prospectus will act as a single combined prospectus as permitted by Rule 429 of the Securities Act of 1933, as amended (the “Securities Act”).

We will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders.  See “Use of Proceeds.”  The Selling Stockholders may sell their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or quoted or in private transactions.  These sales may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

Our Common Stock is currently traded on the NASDAQ Global Market under the symbol “CELM.” On
October 13, 2010, the last reported sales price for our Common Stock was $5.28 per share.

Investing in our Common Stock involves a high degree of risk.  You should carefully consider the risk factors beginning on page 5 of this prospectus before purchasing shares of our Common Stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

This prospectus is dated October 14, 2010

Table of Contents

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement.  We have not authorized anyone to provide you with information different from that contained or incorporated by reference into this prospectus.  If any person does provide you with information that differs from what is contained or incorporated by reference in this prospectus, you should not rely on it. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You should assume that the information contained in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information contained in any document we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any prospectus supplement or any sale of a security.  These documents are not an offer to sell or a solicitation of an offer to buy these securities in any circumstances under which the offer or solicitation is unlawful.

i

PROSPECTUS SUMMARY

This summary highlights material information about us that is described more fully elsewhere in this prospectus and does not contain all the information you should consider in your investment decision. You should read this summary, which includes material information, with the more detailed information set out in this prospectus and the financial statements and related notes included in our reports filed with the SEC and incorporated by reference herein. You should carefully consider, among other things, the matters discussed in “Risk Factors” beginning on page 5 of the prospectus.

As used in this prospectus, unless otherwise indicated, the terms “we,” “our,” “us,” “Company” and “China Electric” refer to China Electric Motor, Inc., a Delaware corporation, formerly known as SRKP 21, Inc. (“SRKP 21”). We conduct our business through our subsidiaries, which include our wholly-owned subsidiary, Attainment Holdings Limited, a British Virgin Islands corporation (“Attainment Holdings”), Attainment Holdings’ wholly-owned subsidiary, Luck Loyal International Investment Limited, a company organized under the laws of Hong Kong (“Luck Loyal”) and Luck Loyal’s wholly-owned subsidiary, Shenzhen YuePengCheng Motor Co., Ltd., a company organized under the laws of the PRC (“Shenzhen YPC”).  “China” or “PRC” refers to the People’s Republic of China. “RMB” or “Renminbi” refers to the legal currency of China and “$” or “U.S. Dollars” refers to the legal currency of the United States.

Overview

Through Shenzhen YPC, we engage in the design, production, marketing and sale of micro-motor products.  Our products, which are incorporated into consumer electronics, automobiles, power tools, toys and household appliances, are sold under our “Sunna” brand name.

We are focused on providing micro-motor products that meet the growing demand for efficient, quiet and compact motors from manufacturers of consumer electronics, automobiles, power tools, toys and household appliances.  We produce both Direct Current (“DC”) motors and Alternating Current (“AC”) motors, each of which has different functions and uses.  We sell our products directly to original equipment manufacturers and to distributors and resellers both domestically in the PRC and internationally to customers in Korea and Hong Kong.  Our manufacturing facilities are located in Shenzhen, Guangdong in our 15,000 square meter (approximately 161,000 square feet) factory.  As of June 30, 2010, we had approximately 915 full-time employees.

Corporate Information

We were incorporated in the State of Delaware on October 11, 2007.  We were originally organized as a “blank check” shell company to investigate and acquire a target company or business seeking the perceived advantages of being a publicly held corporation.  On May 6, 2009, we (i) closed a share exchange transaction pursuant to which we became the 100% parent of Attainment Holdings, (ii) assumed the operations of Attainment Holdings and its subsidiaries, including Shenzhen YPC, and (iii) changed our name from SRKP 21, Inc. to China Electric Motor, Inc. Shenzhen YPC was incorporated in November 1999 in Shenzhen City, Guangdong Province, PRC. Luck Loyal is primarily a holding company and was founded in Hong Kong in October 2004.  Attainment Holdings is primarily a holding company founded in the British Virgin Islands in July 2008.

Our principal executive offices and our manufacturing facilities are located in Shenzhen, Guangdong, China.  Our corporate offices are located at the Sunna Motor Industry Park, Jian’an, Fuyong Hi-Tech Park, Baoan District, Shenzhen, Guangdong, China.  Our telephone number is 86-755-81499969.

Recent Events

Public Offering

In February 2010, we completed a public offering consisting of 5,000,000 shares of our Common Stock. Roth Capital Partners, LLC (“Roth”) and WestPark Capital, Inc. (“WestPark,” and together with Roth, the “Underwriters”) acted as co-underwriters in the public offering.  Our shares of Common Stock were sold to the public at a price of $4.50 per share, for gross proceeds of approximately $22.5 million.  Compensation for the Underwriters’ services included discounts and commissions of $1,462,500, a $281,250 non-accountable expense allowance, roadshow expenses of approximately of $10,000, and legal counsel fees (excluding blue sky fees) of $40,000.  The Underwriters also received warrants to purchase an aggregate of 500,000 shares of our Common Stock at an exercise price of $5.625 per share.  The warrants, which have a term of five years, are not exercisable until at least one-year from the date of issuance.   The warrants also carry registration rights.

On February 24, 2009, the Underwriters exercised their over-allotment option in full for the offer and sale of 750,000 additional shares of Common Stock at $4.50, for gross proceeds of approximately $3.4 million.  Discounts and commissions to the Underwriters totaled $219,375.

Reverse Stock Split

On October 8, 2009, our Board of Directors and our stockholders approved an amendment to our Certificate of Incorporation to effect a 1-for-1.53846153846154 reverse stock split of all of our issued and outstanding shares of Common Stock (the “Reverse Stock Split”). On January 22, 2010, we effected the Reverse Stock Split by filing the amendment to the Certificate of Incorporation with the Secretary of the State of Delaware. The par value and number of authorized shares of our Common Stock remained unchanged. All references to number of shares and per share amounts included in this prospectus give effect to the Reverse Stock Split.

Share Exchange

On March 3, 2009, we entered into a share exchange agreement with Attainment Holdings, Excel Profit Global Group Limited, a British Virgin Islands corporation (“Excel Profit”), as the sole shareholder of Attainment Holdings, and as to certain portions of the agreement, certain designees.  Pursuant to the share exchange agreement, as it was amended on May 6, 2009 (the “Exchange Agreement”), we agreed to issue an aggregate of 10,679,260 shares of our Common Stock in exchange for all of the issued and outstanding securities of Attainment Holdings (the “Share Exchange”).  On May 6, 2009, the Share Exchange closed and Attainment Holdings became our wholly-owned subsidiary and we immediately changed our name from “SRKP 21, Inc.” to “China Electric Motor, Inc.”  A total of 10,679,260 shares were issued to six stockholders, including Excel Profit and its designees.  The number of shares issued in the Share Exchange was determined based on a financial analysis of Attainment Holdings and its subsidiaries, including a valuation analysis.

Prior to the closing of the Share Exchange and the initial closing of the Private Placement, as described below, our stockholders cancelled an aggregate of 3,260,659 shares of Common Stock held by them such that there were 1,352,003 shares of Common Stock outstanding immediately prior to the Share Exchange.  Our stockholders also canceled an aggregate of 3,985,768 warrants to purchase shares of Common Stock such that they held an aggregate of 626,894 warrants immediately prior to the Share Exchange.  All of the warrants were exercised in February 2010.  No consideration was paid to the stockholders for the cancellation of the shares and warrants.  The number of shares and warrants cancelled was determined based on arms-length negotiations with the stockholders and a valuation of Attainment Holdings and its subsidiaries.

We paid $600,000 in connection with the Share Exchange to acquire the shell corporation, consisting of $350,000 to WestPark Capital, Inc. the placement agent in the private placement described below, and $250,000 to Keen Dragon Group Limited, a company unaffiliated with the Company, Attainment Holdings or WestPark Capital.  The $250,000 paid to Keen Dragon, a company affiliated with Chen Dong, was in connection with Keen Dragon’s services as an advisor to the Company, including assisting in preparations for the share exchange and the Company’s listing of securities in the United States.  In addition, we paid a $140,000 success fee to WestPark Capital for services provided in connection with the Share Exchange, including coordinating the share exchange transaction process, interacting with the principals of the shell corporation and negotiating the definitive purchase agreement for the shell, conducting a financial analysis of Attainment Holdings, conducting due diligence on Attainment Holdings and its subsidiaries and managing  the interrelationship of legal and accounting activities.  We also reimbursed Westpark Capital $80,000 for expenses related to due diligence.  The purpose of the Private Placement was to increase our working capital and the net proceeds from the Private Placement will be used for working capital.

The transactions contemplated by the Exchange Agreement, as amended, were intended to be a “tax-free” contribution and/or reorganization pursuant to the provisions of Sections 351 and/or 368(a) of the Internal Revenue Code of 1986, as amended.

Li Conversion

On February 2, 2010, the Company and Jianrong Li, a former director of the Company and the current President of Attainment Holdings and Luck Loyal and President and director of Shenzhen YPC, entered into an agreement with Ms. Li pursuant to which approximately $1.3 million of debt owed to Ms. Li by Attainment Holdings would be converted into shares of our common stock.  According to the agreement, the shares would be issued upon the closing of the public offering at a conversion price equal to the per share price of the shares of common stock sold in our public offering, which was $4.50 per share.  We issued a total of 284,843 shares of common stock to Ms. Li pursuant to the agreement upon the closing of our public offering.  As a result of the conversion of the debt into equity, the debt is no longer outstanding.

Private Placement

On October 6, 2009, we completed the final closing in a series of five closings beginning May 6, 2009 of a private placement transaction. Pursuant to subscription agreements entered into with the investors, we sold an aggregate of 2,051,767 shares of common stock at approximately $2.08 per share in the private placement (the “Private Placement”). As a result, we received gross proceeds in the amount of approximately $4.3 million.

In connection with the Private Placement, we agreed to pay WestPark Capital, Inc., the placement agent for the Private Placement, a commission equal to 8.5% of the gross proceeds from the Private Placement, for an aggregate fee of approximately $362,000.

Investors in the Private Placement holding an aggregate of 954,326 shares of common stock entered into lock-up agreements pursuant to which they agreed not to sell their shares until 90 days after our common stock began to be listed on the NASDAQ Global Market, at which time one-tenth of their shares will be released from the lock-up restrictions, and after which their shares will automatically be released from the lock-up restrictions every 30 days in nine equal installments.

Some of the controlling stockholders and control persons of WestPark Capital, Inc. were also, prior to the completion of the Share Exchange, our controlling stockholders and control persons, including Richard Rappaport, who is the Chief Executive Officer of WestPark Capital, Inc. and was our President and a significant stockholder of ours prior to the Share Exchange, and Anthony C. Pintsopoulos, who is the President and Treasurer of WestPark Capital, Inc. and was one of our controlling stockholders and an officer and director prior to the Share Exchange. Kevin DePrimio and Jason Stern, each employees of WestPark Capital, Inc., are also stockholders of our company. Mr. Rappaport is the sole owner of the membership interests in WestPark Capital Financial Services, LLC. Each of Messrs. Rappaport and Pintsopoulos resigned from all of their executive and director positions with us upon the closing of the Share Exchange.

Corporate Structure

The corporate structure of the Company is illustrated as follows:

The above structure is maintained in order to minimize our tax liabilities in the PRC and in Hong Kong.

Pursuant to PRC tax law, the income tax rate that applies to the owner/shareholder of a wholly foreign-owned enterprise (a “WFOE”) as a non-resident enterprise (the “Withholding Tax Rate”) is generally 10%.  However, because Shenzhen YPC, a WFOE, is wholly owned by Luck Loyal, a Hong Kong corporation, the Withholding Tax Rate for Shenzhen YPC may be reduced to 5% pursuant to the Double Tax Avoidance Agreement between Hong Kong and Mainland China.

The Share Exchange was conducted with Attainment Holdings, a British Virgin Islands company, in order to eliminate Hong Kong stamp taxes, which would have been assessed if the share exchange would have been conducted with Luck Loyal.

The Offering

Common stock to be offered by the Selling Stockholders	4,030,640 shares

Common stock outstanding prior to this offering	21,942,243 shares

Risk Factors
The securities offered by this prospectus are speculative and involve a high degree of risk and investors purchasing securities should not purchase the securities unless they can afford the loss of their entire investment. See “Risk Factors” beginning on page 5.

Use of Proceeds	We will not receive any of the net proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

NASDAQ symbol	CELM

(1)
This prospectus relates to the resale by the Selling Stockholders of the Company of up to 4,030,640 shares of our Common Stock, par value $0.0001 per share, including (i) 2,051,767 shares of Common Stock issued to certain of the Selling Stockholders in a private placement transaction pursuant to subscription agreements entered into by and between the Company and the investors (the “Private Placement”) and (ii) 1,978,873 shares of Common Stock held by the original stockholders of SRKP 25, Inc.

The Selling Stockholders may offer to sell the Shares being offered by this prospectus at fixed prices, at prevailing market prices at the time of sale, at varying prices, or at negotiated prices. Please see “Plan of Distribution” in this prospectus for a detailed explanation of how the Shares may be sold.

RISK FACTORS

An investment in our Common Stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus and in the documents incorporated by reference into this prospectus, before investing in our Common Stock. If any of the events anticipated by the risks described below occur, our results of operations and financial condition could be adversely affected which could result in a decline in the market price of our Common Stock, causing you to lose all or part of your investment.

RISKS RELATED TO OUR OPERATIONS

We depend on a small number of customers for the vast majority of our sales. A reduction in business from any of these customers could cause a significant decline in our sales and profitability.

The vast majority of our sales are generated from a small number of customers. For the six months ended June 30, 2010, we had 5 customers that each accounted for at least 5% of our total sales during such period, with none of those customers accounting for 10% of our total sales.  Those 5 customers accounted for 31.5% of our total sales for the six months ended June 30, 2010.  For the year ended December 31, 2009, we had eight customers that each accounted for at least 5% of our total sales during such period, with one of those customers accounting for at least 10% of our total sales.  Those eight customers accounted for 60% of our total sales for the year ended December 31, 2009.  For the year ended December 30, 2008, we had eight customers that each accounted for at least 5% of total sales, with three of those customers accounting for at least 10% of total sales.  These eight customers accounted for a total of approximately 59.5% of our total sales for that period.  During the year ended December 31, 2007, we had seven customers that generated revenues of at least 5% of our total sales, with one of those customers accounting for at least 10% of our total sales in 2007.  These seven customers accounted for a total of approximately 54.0% of our total sales for the year ended December 31, 2007.  We expect that we will continue to depend upon a small number of customers for a significant majority of our sales for the foreseeable future.

Because we do not have long-term contracts with our customers, our customers can terminate their relationship with us at any time, which could cause a material adverse effect on our results of operations.

We do not have written long term agreements with our customers.  As a result, our customers may, without notice or penalty, terminate their relationship with us at any time or delay the delivery of products on relatively short notice.  We cannot assure you that any of our current customers will continue to purchase our products in the future.  Additionally, even if customers decide to continue their relationship with us, there can be no guarantee that they will purchase the same amounts of products as in the past.  Any loss of a customer, or decrease in the volume of products purchased by a customer could have a material adverse effect on our business, operating results and financial condition.

We cannot rely on long-term purchase orders or commitments to protect us from the negative financial effects of a decline in demand for our products.  The limited certainty of product orders can make it difficult for us to forecast our sales and allocation our resources in a manner consistent with our actual sales.  Moreover, our expense levels are based in part on our expectations of future sales and, if our expectations regarding future sales are inaccurate, we may be unable to reduce costs in a timely manner to adjust for sales shortfalls.  Furthermore, because we depend on a small number of customers for the vast majority of our sales, the magnitude of the ramifications of these risks is greater than if our sales were less concentrated with a small number of customers.  As a result of our lack of long-term purchase orders and purchase commitments we may experience a rapid decline in our sales and profitability.

Historically, a substantial portion of our assets has been comprised of accounts receivable representing amounts owed by a small number of customers.  If any of these customers fails to timely pay us amounts owed, we could suffer a significant decline in cash flow and liquidity which, in turn, could cause us to be unable pay our liabilities and purchase an adequate amount of inventory to sustain or expand our sales volume.

Our accounts receivable represented approximately 15.3%, 32.4%, 34.6% and 32.1% of our total current assets as of June 30, 2010, December 31, 2009, 2008 and 2007, respectively. As of June 30, 2010, 32.3% of our accounts receivable represented amounts owed by 5 customers, each of whom represented over 5% of the total accounts receivable.  As of December 31, 2009, 24.5% of our accounts receivable represented amounts owed by two customers, each of whom represented over 10% of the total amount of our accounts receivable. As of December 31, 2008, 30% of our accounts receivable represented amounts owed by three customers, each of which represented over 10% of the total amount of our accounts receivable.  As a result of the substantial amount and concentration of our accounts receivable, if any of our major customers fails to timely pay us amounts owed, we could suffer a significant decline in cash flow and liquidity which could adversely affect our ability to borrow funds to pay our liabilities and to purchase inventory to sustain or expand our current sales volume.

Micro-motors for electronics products are subject to rapid technological changes.  If we fail to accurately anticipate and adapt to these changes, the products we sell will become obsolete, causing a decline in our sales and profitability.

Micro-motors for electronics products are subject to rapid technological changes which often cause product obsolescence.  Companies within our industry are continuously developing new products with heightened performance and functionality.  This puts pricing pressure on existing products and constantly threatens to make them, or causes them to be, obsolete.  Our typical product's life cycle is short, generating lower average selling prices as the cycle matures.  If we fail to accurately anticipate the introduction of new technologies, we may possess significant amounts of obsolete inventory that can only be sold at substantially lower prices and profit margins than we anticipated.  In addition, if we fail to accurately anticipate the introduction of new technologies, we may be unable to compete effectively due to our failure to offer products most demanded by the marketplace.  If any of these failures occur, our sales, profit margins and profitability will be adversely affected.

We may incur design and development expenses and purchase inventory in anticipation of orders which are not placed.

In order to transact business, we assess the integrity and creditworthiness of our customers and suppliers and we may, based on this assessment, incur design and development costs that we expect to recoup over a number of orders produced for the customer.  Such assessments are not always accurate and expose us to potential costs, including the write off of costs incurred and inventory obsolescence if the orders anticipated do not materialize.  We may also occasionally place orders with suppliers based on a customer’s forecast or in anticipation of an order that is not realized.  Additionally, from time to time, we may purchase quantities of supplies and materials greater than required by customer orders to secure more favorable pricing, delivery or credit terms.  These purchases can expose us to losses from cancellation costs, inventory carrying costs or inventory obsolescence, and hence adversely affect our business and operating results.

The micro-motor industry is subject to significant fluctuations in the availability of raw materials and components.  If we do not properly anticipate the need for critical raw materials and components, we may be unable to meet the demands of our customers and end-users, which could reduce our competitiveness, cause a decline in our market share and have a material adverse effect on our results of operations.

As the availability of raw materials and components decreases, the cost of acquiring those raw materials and components ordinarily increases.  The prices of such materials are volatile, with price fluctuations due to supply and demand, market fluctuations, currency fluctuations, and changes in governmental regulation.  If we fail to procure adequate supplies of raw materials and components in anticipation of our customers' orders or end-users’ demand, our gross margins may be negatively impacted due to higher prices that we are required to pay for raw materials and components in short supply.  We currently do not engage in hedging activities to reduce our risk to price increases in our raw materials.  High growth product categories have experienced chronic shortages of raw materials and components during periods of exceptionally high demand.  If we do not properly anticipate the need for critical raw materials and components, we may pay higher prices for the raw materials and components, we may be unable to meet the demands of our customers and end-users, which could reduce our competitiveness, cause a decline in our market share and have a material adverse effect on our results of operations.  Price increases for our raw materials will result in increases in cost of sales and we may not be able to pass on the increased production costs to our customers in the form of higher prices for our products.  Increases in the prices for our products may result in reduced sales volume and profitability.  Any increase in operating costs that we cannot pass on to our customers or any decrease in sales due to higher product prices may result in reduced profitability and a material adverse effect on our results of operations.

Adverse capital and credit market conditions may significantly affect our ability to meet liquidity needs, access to capital and cost of capital.

The capital and credit markets have been experiencing extreme volatility and disruption for more than twelve months. In recent weeks, the volatility and disruption have reached unprecedented levels.  In some cases, the markets have exerted downward pressure on availability of liquidity and credit capacity for certain issuers.  We have historically relied on credit to fund our business and we need liquidity to pay our operating expenses.  Without sufficient liquidity, we will be forced to curtail our operations, and our business will suffer.  Disruptions, uncertainty or volatility in the capital and credit markets may also limit our access to capital required to operate our business.  Such market conditions may limit our ability to replace, in a timely manner, maturing liabilities and access the capital necessary to operate and grow our business.  As such, we may be forced to delay raising capital or bear an unattractive cost of capital which could decrease our profitability and significantly reduce our financial flexibility.  Our results of operations, financial condition, cash flows and capital position could be materially adversely affected by disruptions in the financial markets.

We derive the majority of our revenues from sales in the PRC and any downturn in the Chinese economy could have a material adverse effect on our business and financial condition.

A substantial portion of our revenues are generated from sales in the PRC.  We anticipate that revenues from sales of our products in the PRC will continue to represent a substantial portion of our total revenues in the near future.  Our sales and earnings can also be affected by changes in the general economy since purchases of most household appliances and tools are generally discretionary for consumers.  Our success is influenced by a number of economic factors which affect disposable consumer income, such as employment levels, business conditions, interest rates, oil and gas prices and taxation rates.  Adverse changes in these economic factors, among others, may restrict consumer spending, thereby negatively affecting our sales and profitability.

We do not carry any business interruption insurance, products liability insurance or any other insurance policy except for a limited property insurance policy.  As a result, we may incur uninsured losses, increasing the possibility that you would lose your entire investment in our company.

We could be exposed to liabilities or other claims for which we would have no insurance protection.  We do not currently maintain any business interruption insurance, products liability insurance, or any other comprehensive insurance policy.  As a result, we may incur uninsured liabilities and losses as a result of the conduct of our business.  There can be no guarantee that we will be able to obtain insurance coverage in the future, and even if we are able to obtain coverage, we may not carry sufficient insurance coverage to satisfy potential claims.  Should uninsured losses occur, any purchasers of our Common Stock could lose their entire investment.

Because we do not carry products liability insurance, a failure of any of the products marketed by us subjects us to the risk of product liability claims and litigation arising from injuries allegedly caused by the improper functioning or design of our products.  We cannot assure that we will have enough funds to defend or pay for liabilities arising out of a products liability claim.  To the extent we incur any product liability or other litigation losses, our expenses could materially increase substantially.  There can be no assurance that we will have sufficient funds to pay for such expenses, which could end our operations and you would lose your entire investment.

We are subject to market risk through our sales to international markets.

A growing percentage of our sales are being derived from international markets.  These international sales are primarily focused in Korea.  These operations are subject to risks that are inherent in operating in foreign countries, including the following:

•	foreign countries could change regulations or impose currency restrictions and other restraints;

•	changes in foreign currency exchange rates and hyperinflation or deflation in the foreign countries in which we operate;

•	exchange controls;

•	some countries impose burdensome tariffs and quotas;

•	political changes and economic crises may lead to changes in the business environment in which we operate;

•	international conflict, including terrorist acts, could significantly impact our financial condition and results of operations; and

•	economic downturns, political instability and war or civil disturbances may disrupt distribution logistics or limit sales in individual markets.

If our third party sales representatives and distributors fail to adequately promote, market and sell our products, our revenues could significantly decrease.

A significant portion of our product sales are made through third party sales representative organizations, whose members are not our employees.  Our level of sales depends on the effectiveness of these organizations, as well as the effectiveness of our own employees.  Some of these third party representatives may sell (and do sell), with our permission, competitive products of third parties as well as our products.  During our six months ended June 30, 2010 and our fiscal years ended December 31, 2009, 2008 and 2007, these organizations were responsible for approximately 39.3%, 46.4%, 42% and 35%, respectively, of our net revenues during such periods.  Significant terms and conditions of distributor agreements include FOB source, net 30 days payment terms, with no return or exchange rights, and no price protection.  If any of the third party sales representative organizations engaged by us fails to adequately promote, market and sell our products, our revenues could be significantly decreased until we can retain a replacement organization or distributor.  Finding replacement organizations and distributors can be a time consuming process during which our revenues could be negatively impacted.  Our success is dependent on these distributors finding new customers and receiving new orders from existing customers.

Unanticipated disruptions in our operations or slowdowns by our suppliers and shipping companies could adversely affect our ability to deliver our products our customers which could materially and adversely affect our revenues and our relationships with our customers.

Our ability to provide high quality customer service, process and fulfill orders and manage inventory depends on:

•	the efficient and uninterrupted operation of our distribution centers; and

•	the timely and uninterrupted performance of third party suppliers, shipping companies, and dock workers.

Any material disruption or slowdown in the operation of our distribution centers, manufacturing facilities or management information systems, or comparable disruptions or slowdowns suffered by our principal suppliers and shippers could cause delays in our ability to receive, process and fulfill customer orders and may cause orders to be canceled, lost or delivered late, goods to be returned or receipt of goods to be refused.  As a result, our revenues and operating results could be materially and adversely affected.

We are subject to intense competition in the industry in which we operate, which could cause material reductions in the selling price of our products or losses of our market share.

The micro-motor industry is highly competitive, especially with respect to pricing and the introduction of new products and features.  Our products compete primarily on the basis of:

•	reliability;

•	brand recognition;

•	quality;

•	price;

•	design;

•	consumer acceptance of our trademark; and

•	quality service and support to retailers and our customers.

In recent years, we and many of our competitors, have regularly lowered prices, and we expect these pricing pressures to continue.  If these pricing pressures are not mitigated by increases in volume, cost reductions from our supplier or changes in product mix, our revenues and profits could be substantially reduced.  As compared to us, many of our competitors have:

•	significantly longer operating histories;

•	significantly greater managerial, financial, marketing, technical and other competitive resources; and

•	greater brand recognition.

As a result, our competitors may be able to:

•	adapt more quickly to new or emerging technologies and changes in customer requirements;

•	devote greater resources to the promotion and sale of their products and services; and

•	respond more effectively to pricing pressures.

These factors could materially adversely affect our operations and financial condition.  In addition, competition could increase if:

•	new companies enter the market;

•	existing competitors expand their product mix; or

•	we expand into new markets.

An increase in competition could result in material price reductions or loss of our market share.

We may not be able to effectively recruit and retain skilled employees, particularly scientific, technical and management professionals.

Our ability to compete effectively depends largely on our ability to attract and retain certain key personnel, including scientific, technical and management professionals.  We anticipate that we will need to hire additional skilled personnel in all areas of our business.  Industry demand for such employees, however, exceeds the number of personnel available, and the competition for attracting and retaining these employees is intense.  Because of this intense competition for skilled employees, we may be unable to retain our existing personnel or attract additional qualified employees to keep up with future business needs.  If this should happen, our business, operating results and financial condition could be adversely affected.

Our labor costs are likely to increase as a result of changes in Chinese labor laws.

We expect to experience an increase in our cost of labor due to recent changes in Chinese labor laws which are likely to increase costs further and impose restrictions on our relationship with our employees. In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law and more strictly enforced existing labor laws. The new law, which became effective on January 1, 2008, amended and formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. As a result of the new law, the Company has had to increase the salaries of its employees, provide additional benefits to its employees, and revise certain other of its labor practices. The increase in labor costs has increased the Company’s operating costs, which increase the Company has not always been able to pass through to its customers. In addition, under the new law, employees who either have worked for the Company for 10 years or more or who have had two consecutive fixed-term contracts must be given an “open-ended employment contract” that, in effect, constitutes a lifetime, permanent contract, which is terminable only in the event the employee materially breaches the Company’s rules and regulations or is in serious dereliction of his duty. Such non-cancelable employment contracts will substantially increase its employment related risks and limit the Company’s ability to downsize its workforce in the event of an economic downturn. No assurance can be given that the Company will not in the future be subject to labor strikes or that it will not have to make other payments to resolve future labor issues caused by the new laws. Furthermore, there can be no assurance that the labor laws will not change further or that their interpretation and implementation will vary, which may have a negative effect upon our business and results of operations.

Our business could be materially adversely affected if we cannot protect our intellectual property rights or if we infringe on the intellectual property rights of others.

Our ability to compete effectively will depend on our ability to maintain and protect our proprietary rights.  We have one pending patent application in China.  We also own a trademark related to the sale of our products, which is materially important to our business.  Our trademark is registered in China.  However, third parties may seek to challenge, invalidate, circumvent or render unenforceable any proprietary rights owned by or licensed to us.  In addition, in the event third party licensees fail to protect the integrity of our trademark, the value of our mark could be materially adversely affected.

Our inability to protect our proprietary rights could materially adversely affect the license of our trade names and trademarks to third parties as well as our ability to sell our products.  Litigation may be necessary to:

•	enforce our intellectual property rights;

•	protect our trade secrets; and

•	determine the scope and validity of such intellectual property rights.

Any such litigation, whether or not successful, could result in substantial costs and diversion of resources and management’s attention from the operation of our business.

We may receive notice of claims of infringement of other parties’ proprietary rights.  Such actions could result in litigation and we could incur significant costs and diversion of resources in defending such claims.  The party making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief.  Such relief could effectively block our ability to make, use, sell, distribute or market our products in such jurisdiction.  We may also be required to seek licenses to such intellectual property.  We cannot predict, however, whether such licenses would be available or, if available, that such licenses could be obtained on terms that are commercially reasonable and acceptable to us.  The failure to obtain the necessary licenses or other rights could delay or preclude the sale, manufacture or distribution of our products and could result in increased costs to us.

We may need additional capital to implement our current business strategy, which may not be available to us, and if we raise additional capital, it may dilute your ownership in us.

We currently depend on net revenues to meet our short-term cash requirements.  In order to grow revenues and sustain profitability, we will need additional capital.  Obtaining additional financing will be subject to a number of factors, including market conditions, our operating performance and investor sentiment.  These factors may make the timing, amount, terms and conditions of additional financing unattractive to us.  We cannot assure you that we will be able to obtain any additional financing.  If we are unable to obtain the financing needed to implement our business strategy, our ability to increase revenues will be impaired and we may not be able to sustain profitability.

Our failure to effectively manage growth could harm our business.

We have rapidly and significantly expanded the number and types of products we sell, and we will endeavor to further expand our product portfolio.  We must continually introduce new products and technologies, enhance existing products in order to remain competitive, and effectively stimulate customer demand for new products and upgraded versions of our existing products.

This expansion of our products places a significant strain on our management, operations and engineering resources.  Specifically, the areas that are strained most by our growth include the following:

•
New Product Launch: With the growth of our product portfolio, we experience increased complexity in coordinating product development, manufacturing, and shipping.  As this complexity increases, it places a strain on our ability to accurately coordinate the commercial launch of our products with adequate supply to meet anticipated customer demand and effective marketing to stimulate demand and market acceptance.  If we are unable to scale and improve our product launch coordination, we could frustrate our customers and lose retail shelf space and product sales;

•
Forecasting, Planning and Supply Chain Logistics: With the growth of our product portfolio, we also experience increased complexity in forecasting customer demand and in planning for production, and transportation and logistics management.  If we are unable to scale and improve our forecasting, planning and logistics management, we could frustrate our customers, lose product sales or accumulate excess inventory; and

•
Support Processes: To manage the growth of our operations, we will need to continue to improve our transaction processing, operational and financial systems, and procedures and controls to effectively manage the increased complexity.  If we are unable to scale and improve these areas, the consequences could include: delays in shipment of product, degradation in levels of customer support, lost sales, decreased cash flows, and increased inventory.  These difficulties could harm or limit our ability to expand.

Our facilities and information systems could be damaged as a result of disasters or unpredictable events, which could have an adverse effect on our business operations.

Our headquarters and major facilities including manufacturing plants, sales offices and research and development centers are located in China.  If major disasters such as earthquakes, fires, floods, wars, terrorist attacks, computer viruses, transportation disasters or other events occur, or our information system or communications network breaks down or operates improperly as a result of such events, our facilities may be seriously damaged, and we may have to stop or delay production and shipment.  We may incur expenses relating to such damages.

Our business could be materially adversely affected if we cannot maintain any business interruption insurance.

We could be exposed to liabilities or other claims for which the Company would have no insurance protection. We do not currently maintain any business interruption insurance, products liability insurance, or any other comprehensive insurance policy except for property insurance policies with limited coverage. For example, because we does not carry products liability insurance, a failure of any of the products marketed by the Company may subject it to the risk of product liability claims and litigation arising from injuries allegedly caused by the improper functioning or design of its products. We cannot assure that it will have enough funds to defend or pay for liabilities arising out of a products liability claim. To the extent the Company incurs any product liability or other litigation losses, its expenses could materially increase substantially. There can be no assurance that the Company will have sufficient funds to pay for such expenses, which could end its operations. There can be no guarantee that we will be able to obtain additional insurance coverage in the future, and even if it can obtain additional coverage, we may not carry sufficient insurance coverage to satisfy potential claims. All investors of the Company could lose their entire investment should uninsured losses occur.

RISKS RELATED TO DOING BUSINESS IN CHINA

Substantially all of our assets are located in the PRC and substantially all of our revenues are derived from our operations in China, and changes in the political and economic policies of the PRC government could have a significant impact upon the business we may be able to conduct in the PRC and accordingly on the results of our operations and financial condition.

Our business operations may be adversely affected by the current and future political environment in the PRC.  The Chinese government exerts substantial influence and control over the manner in which we must conduct our business activities.  Our ability to operate in China may be adversely affected by changes in Chinese laws and regulations, including those relating to taxation, import and export tariffs, raw materials, environmental regulations, land use rights, property and other matters.  Under the current government leadership, the government of the PRC has been pursuing economic reform policies that encourage private economic activity and greater economic decentralization.  There is no assurance, however, that the government of the PRC will continue to pursue these policies, or that it will not significantly alter these policies from time to time without notice.

Our operations are subject to PRC laws and regulations that are sometimes vague and uncertain.  Any changes in such PRC laws and regulations, or the interpretations thereof, may have a material and adverse effect on our business.

The PRC’s legal system is a civil law system based on written statutes.  Unlike the common law system prevalent in the United States, decided legal cases have little value as precedent in China.  There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to, governmental approvals required for conducting business and investments, laws and regulations governing the consumer electronics business and electric product safety, national security-related laws and regulations and export/import laws and regulations, as well as commercial, antitrust, patent, product liability, environmental laws and regulations, consumer protection, and financial and business taxation laws and regulations.

The Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters.  However, because these laws and regulations are relatively new, and because of the limited volume of published cases and judicial interpretation and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties.  New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.

 Our principal operating subsidiary, Shenzhen Yuepengcheng Motor Co., Ltd., (“Shenzhen YPC”), is considered a foreign invested enterprise under PRC laws, and as a result is required to comply with PRC laws and regulations, including laws and regulations specifically governing the activities and conduct of foreign invested enterprises.  We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our businesses.  If the relevant authorities find us in violation of PRC laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation:

•	levying fines;

•	revoking our business license, other licenses or authorities;

•	requiring that we restructure our ownership or operations; and

•	requiring that we discontinue any portion or all of our business.

Investors may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based upon U.S. laws, including the federal securities laws or other foreign laws against us or our management.

Most of our current operations, including the manufacturing and distribution of our products, are conducted in China. Moreover, all of our directors and officers are nationals and residents of China. All or substantially all of the assets of these persons are located outside the United States and in the PRC. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon these persons. In addition, uncertainty exists as to whether the courts of China would recognize or enforce judgments of U.S. courts obtained against us or such officers and/or directors predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in China against us or such persons predicated upon the securities laws of the United States or any state thereof.

Contract drafting, interpretation and enforcement in China involves significant uncertainty, which could leave us vulnerable to legal disputes and challenges related to our contracts.

We have entered into numerous contracts governed by PRC law, many of which are material to our business. As compared with contracts in the United States, contracts governed by PRC law tend to contain less detail and are not as comprehensive in defining contracting parties’ rights and obligations. As a result, contracts in China are more vulnerable to disputes and legal challenges. In addition, contract interpretation and enforcement in China is not as developed as in the United States, and the result of any contract dispute is subject to significant uncertainties. Therefore, we cannot assure you that we will not be subject to disputes under our material contracts, and if such disputes arise, we cannot assure you that we will prevail.

If our land use rights of our landlord are revoked, we would be forced to relocate operations.

Under Chinese law land is owned by the state or rural collective economic organizations. The state issues to the land users the land use right certificate. Land use rights can be revoked and the land users forced to vacate at any time when redevelopment of the land is in the public interest. The public interest rationale is interpreted quite broadly and the process of land appropriation may be less than transparent. We do have any land use rights and each of our manufacturing facilities rely on land use rights of a landlord, and the loss of such rights would require us to identify and relocate our manufacturing and other facilities, which could have a material adverse effect on our financial conditions and results of operations.

We face risks related to natural disasters, terrorist attacks or other events in China that may affect usage of public transportation, which could have a material adverse effect on our business and results of operations.

Our business could be materially and adversely affected by natural disasters, terrorist attacks or other events in China. For example, in early 2008, parts of China suffered a wave of strong snow storms that severely impacted public transportation systems. In May 2008, Sichuan Province in China suffered a strong earthquake measuring approximately 8.0 on the Richter scale that caused widespread damage and casualties. The May 2008 Sichuan earthquake has had a material adverse effect on the general economic conditions in the areas affected by the earthquake. Any future natural disasters, terrorist attacks or other events in China could cause a reduction in usage of or other severe disruptions to, public transportation systems and could have a material adverse effect on our business and results of operations.

We face uncertainty from the Circular on Strengthening the Administration of Enterprise Income Tax on Non-resident Enterprises' Share Transfer (“Circular 698”) released in December 2009 by China's State Administration of Taxation (SAT), effective as of January 1, 2008.

Where a foreign investor indirectly transfers equity interests in a Chinese resident enterprise by selling the shares in an offshore holding company, and the latter is located in a country (jurisdiction) where the effective tax burden is less than 12.5% or where the offshore income of her residents is not taxable, the foreign investor shall provide the tax authority in charge of that Chinese resident enterprise with the relevant information within 30 days of the transfers.

Where a foreign investor indirectly transfers equity interests in a Chinese resident enterprise through the abuse of form of organization and there are no reasonable commercial purposes such that the corporate income tax liability is avoided, the tax authority shall have the power to re-assess the nature of the equity transfer in accordance with the “substance-over-form” principle and deny the existence of the offshore holding company that is used for tax planning purposes.

 “Income derived from equity transfers” as mentioned in this circular refers to income derived by non-resident enterprises from direct or indirect transfers of equity interest in China resident enterprises, excluding share in Chinese resident enterprises that are bought and sold openly on the stock exchange.

While the term "indirectly transfer" is not defined, we understand that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. The relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax in the very country (jurisdiction) and to what extent and the process of the disclosure to the tax authority in charge of that Chinese resident enterprise. Meanwhile, there are not any formal declarations with regard to how to decide “abuse of form of organization” and “reasonable commercial purpose,” which can be utilized by us to balance if our company complies with the Circular 698.

We could be liable for damages for defects in our products pursuant to the Tort Liability Law of the PRC.

The Tort Liability Law of the People’s Republic of China, which was passed during the 12th Session of the Standing Committee of the 11th National People’s Congress on December 26, 2009, states that manufacturers are liable for damages caused by defects in their products and sellers are liable for damages attributable to their fault. If the defects are caused by the fault of third parties such as the transporter or storekeeper, manufacturers and sellers are entitled to claim for compensation from these third parties after paying the compensation amount.

The scope of our business license in China is limited, and we may not expand or continue our business without government approval and renewal, respectively.

Our principal operating subsidiary, Shenzhen YPC, is a wholly foreign-owned enterprise, commonly known as a WFOE.  A WFOE can only conduct business within its approved business scope, which ultimately appears on its business license.  Our license permits us to produce and market micro-motor products and relevant components.  Any amendment to the scope of our business requires further application and government approval.  In order for us to expand our business beyond the scope of our license, we will be required to enter into a negotiation with the PRC authorities for the approval to expand the scope of our business.  We cannot assure investors that Shenzhen YPC will be able to obtain the necessary government approval for any change or expansion of its business.

We are subject to a variety of environmental laws and regulations related to our manufacturing operations.  Our failure to comply with environmental laws and regulations may have a material adverse effect on our business and results of operations.

We are subject to various environmental laws and regulations in China.  We cannot assure you that at all times we will be in compliance with the environmental laws and regulations or that we will not be required to expend significant funds to comply with, or discharge liabilities arising under, environmental laws and regulations.  Additionally, these regulations may change in a manner that could have a material adverse effect on our business, results of operations and financial condition.  We have made and will continue to make capital and other expenditures to comply with environmental requirements.

Recent PRC regulations relating to acquisitions of PRC companies by foreign entities may create regulatory uncertainties that could restrict or limit our ability to operate. Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, for the listing and trading of our Common Stock could have a material adverse effect on our business, operating results, reputation and trading price of our Common Stock, and may also create uncertainties in the future.

On October 21, 2005, SAFE issued a Circular on Relevant Issues Concerning Foreign Exchange Administration on the Financing and Return Investment by Chinese Domestic Residents through Overseas Special Purpose Companies (“Circular 75”), which became effective on November 1, 2005.  Circular 75 regulates the foreign exchange matters in relation to the use of a “special purpose vehicle” by PRC residents to seek offshore equity financing and conduct “round trip investment” in China.  Under Circular 75, a “special purpose vehicle” or “SPV” refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or PRC entities for the purpose of seeking offshore equity financing using assets or interests owned by such PRC residents or PRC entities in onshore companies, while “round trip investment” refers to the direct investment in China by PRC residents through the “SPV”, including without limitation establishing foreign invested enterprises and using such foreign invested enterprises to purchase or control (by way of contractual arrangements) onshore assets.  Pursuant to Circular 75, (1) a PRC resident shall register with a local branch of the SAFE before he or she establishes or controls an overseas SPV, for the purpose of overseas equity financing (including convertible debt financing); (2) when a PRC resident contributes the assets of or his or her equity interests in a domestic enterprise to an SPV, or engages in overseas financing after contributing assets or equity interests to an SPV, such PRC resident must register his or her interest in the SPV and any subsequent changes in such interest with a local branch of the SAFE; and (3) when the SPV undergoes a material change outside of China, such as a change in share capital or merger or acquisition, the PRC resident shall, within 30 days from the occurrence of the event that triggers the change, register such change with a local branch of the SAFE.  In addition, SAFE issued updated internal implementing rules, or the Implementing Rules in relation to Circular 75.  The Implementing Rules (“Circular 106”) were promulgated and became effective on May 29, 2007.  Circular 106 provides more detailed provisions and requirements regarding the overseas investment foreign exchange registration procedures.  Under Circular 106, the PRC subsidiary of the offshore SPV are prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore special purpose vehicle parent companies if the SPV shareholders who are PRC residents have not completed foreign exchange registration pursuant to Circular 75.  However, even after the promulgation of Circular 106 there still exist uncertainties regarding the SAFE registration for PRC residents’ interests in overseas companies.  If any PRC resident stockholder of a SPV fails to make the required SAFE registration and amended registration, the onshore PRC subsidiaries of that offshore company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore entity.  Failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.  Because of uncertainty in how the SAFE circulars will be further interpreted and enforced, we cannot be sure how it will affect our business operations or future plans.  For example, Shenzhen YPC’s ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with the SAFE circulars by our PRC resident beneficial holders over whom we have no control.  In addition, we cannot assure you that such PRC residents will be able to complete the necessary approval and registration procedures required by the SAFE circulars.  In connection with the Li Conversion, Ms. Li filed a SAFE registration with respect to her investment in the Company. We cannot assure you that such registration will be approved. Failure by Mr. Li or any PRC resident beneficial holder to register as required with the relevant branch of SAFE could subject these PRC resident beneficial holders to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit Shenzhen YPC’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

On August 8, 2006, the MOFCOM joined by the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration of Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission (“CSRC”) and SAFE, released a substantially amended version of the Provisions for Foreign Investors to Merge with or Acquire Domestic Enterprises (the “Revised M&A Regulations”), which took effect September 8, 2006.  These new rules significantly revised China’s regulatory framework governing onshore-to-offshore restructurings and foreign acquisitions of domestic enterprises.  Depending on the structure of the transaction, the Revised M&A Regulations require the Chinese parties to make a series of applications and supplemental applications to the aforementioned governmental agencies, some of which must be made within strict time limits and depend on approvals from one or the other of the aforementioned governmental agencies.  These new rules signify greater PRC government attention to cross-border merger, acquisition and other investment activities, by confirming MOFCOM as a key regulator for issues related to mergers and acquisitions in China and requiring MOFCOM approval of a broad range of merger, acquisition and investment transactions.  Further, the new rules establish reporting requirements for acquisition of control by foreigners of companies in key industries, and reinforce the ability of the Chinese government to monitor and prohibit foreign control transactions in key industries.

Among other things, the revised M&A Regulations include new provisions that purport to require that an offshore special purpose vehicle, or SPV, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals must obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange.  On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.  However, the application of this PRC regulation remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.

If the CSRC or another PRC regulatory agency subsequently determines that CSRC approval was required for our restructuring, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Common Stock.

Our BVI subsidiary, Attainment Holdings, was owned by non-PRC individuals.  Luck Loyal International Investment Limited (“Luck Loyal”), a company organized under the laws of Hong Kong, acquired all of the equity interests of Shenzhen YPC pursuant to the terms of an Equity Transfer Agreement dated October 24, 2008 by and between Luck Loyal and Shenzhen Yuepengda Industrial Development Co., Ltd. (the “Equity Purchase Agreement”).  The Equity Purchase Agreement was approved by the Commerce Bureau of Shenzhen Bao’an District on October 29, 2008, a Certificate of Approval for Establishment of Enterprises with Foreign Investment in the PRC was issued by the People’s Government of Shenzhen Municipality on October 30, 2008, and a new Business License of Shenzhen YPC was issued by the Administration for the Industry and Commerce of Shenzhen Municipality on November 11, 2008.  Shenzhen YPC has filed all required applications and received all appropriate SAFE approvals.

Also, if later the CSRC requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver.  Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our Common Stock.  Furthermore, the CSRC may have curtailed or suspended overseas listings for Chinese private companies.  These news reports have created further uncertainty regarding the approach that the CSRC and other PRC regulators may take with respect to us.

We believe that Revised M&A Regulations and CSRC approval were not required in the context of the share exchange because (i) share exchange is a purely foreign related transaction governed by foreign laws, not subject to the jurisdiction of PRC laws and regulations; (ii) we are not an SPV formed or controlled by PRC companies or PRC individuals, and (iii) we are owned or substantively controlled by foreigners.  However, we cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion, and we still cannot rule out the possibility that CSRC may deem that the transactions effected by the share exchange circumvented the Revised M&A Regulations, related clarifications and PRC Securities Law.  It is also uncertain how our business operations or future strategy will be affected by the interpretations and implementation of Circular 75, Circular 106, and the Revised M&A Regulations.  It is anticipated that application of the new rules will be subject to significant administrative interpretation, and we will need to closely monitor how SAFE, MOFCOM and other ministries apply the rules to ensure that our domestic and offshore activities continue to comply with PRC law.  Given the uncertainties regarding interpretation and application of the new rules, we may need to expend significant time and resources to maintain compliance.

The foreign currency exchange rate between U.S. Dollars and Renminbi could adversely affect our financial condition.

To the extent that we need to convert U.S. Dollars into Renminbi for our operational needs, our financial position and the price of our Common Stock may be adversely affected should the Renminbi appreciate against the U.S. Dollar at that time.  Conversely, if we decide to convert our Renminbi into U.S. Dollars for the operational needs or paying dividends on our Common Stock, the dollar equivalent of our earnings from our subsidiaries in China would be reduced should the dollar appreciate against the Renminbi.  We currently do not hedge our exposure to fluctuations in currency exchange rates.

Until 1994, the Renminbi experienced a gradual but significant devaluation against most major currencies, including dollars, and there was a significant devaluation of the Renminbi on January 1, 1994 in connection with the replacement of the dual exchange rate system with a unified managed floating rate foreign exchange system.  Since 1994, the value of the Renminbi relative to the U.S. Dollar has remained stable and has appreciated slightly against the U.S. Dollar. Countries, including the United States, have argued that the Renminbi is artificially undervalued due to China’s current monetary policies and have pressured China to allow the Renminbi to float freely in world markets.  In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the dollar.  Under the new policy the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of designated foreign currencies.  While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in further and more significant appreciation of the Renminbi against the dollar.

Inflation in the PRC could negatively affect our profitability and growth.

While the PRC economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country.  Rapid economic growth can lead to growth in the money supply and rising inflation.  According to the National Bureau of Statistics of China, China’s Consumer Price Index increased 2.7% in February 2010 over February 2009.  If prices for our products and services rise at a rate that is insufficient to compensate for the rise in the costs of supplies such as raw materials, it may have an adverse effect on our profitability.

Furthermore, in order to control inflation in the past, the PRC government has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending.  In January 2010, the Chinese government took steps to tighten the availability of credit including ordering banks to increase the amount of reserves they hold and to reduce or limit their lending. The implementation of such policies may impede economic growth.  In October 2004, the People’s Bank of China, the PRC’s central bank, raised interest rates for the first time in nearly a decade and indicated in a statement that the measure was prompted by inflationary concerns in the Chinese economy.  In April 2006, the People’s Bank of China raised the interest rate again.  Repeated rises in interest rates by the central bank would likely slow economic activity in China which could, in turn, materially increase our costs and also reduce demand for our products and services.

Because our funds are held in banks which do not provide insurance, the failure of any bank in which we deposit our funds could affect our ability to continue in business.

Banks and other financial institutions in the PRC do not provide insurance for funds held on deposit.  A significant portion of our assets are in the form of cash deposited with banks in the PRC, and in the event of a bank failure, we may not have access to our funds on deposit.  Depending upon the amount of money we maintain in a bank that fails, our inability to have access to our cash could impair our operations, and, if we are not able to access funds to pay our suppliers, employees and other creditors, we may be unable to continue in business.

We will not be able to complete an acquisition of prospective acquisition targets in the PRC unless their financial statements can be reconciled to U.S. generally accepted accounting principles in a timely manner.

Companies based in the PRC may not have properly kept financial books and records that may be reconciled with U.S. generally accepted accounting principles. If we attempt to acquire a significant PRC target company and/or its assets, we would be required to obtain or prepare financial statements of the target that are prepared in accordance with and reconciled to U.S. generally accepted accounting principles. Federal securities laws require that a business combination meeting certain financial significance tests require the public acquirer to prepare and file historical and/or pro forma financial statement disclosure with the SEC. These financial statements must be prepared in accordance with, or be reconciled to U.S. generally accepted accounting principles and the historical financial statements must be audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), or PCAOB. If a proposed acquisition target does not have financial statements that have been prepared in accordance with, or that can be reconciled to, U.S. generally accepted accounting principles and audited in accordance with the standards of the PCAOB, we will not be able to acquire that proposed acquisition target. These financial statement requirements may limit the pool of potential acquisition targets with which we may acquire and hinder our ability to expand our retail operations. Furthermore, if we consummate an acquisition and are unable to timely file audited financial statements and/or pro forma financial information required by the Exchange Act, such as Item 9.01 of Form 8-K, we will be ineligible to use the SEC’s short-form registration statement on Form S-3 to raise capital, if we are otherwise eligible to use a Form S-3. If we are ineligible to use a Form S-3, the process of raising capital may be more expensive and time consuming and the terms of any offering transaction may not be as favorable as they would have been if we were eligible to use Form S-3.

Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

As our ultimate holding company is a Delaware corporation, we are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business.  Foreign companies, including some that may compete with us, are not subject to these prohibitions.  Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur from time-to-time in the PRC.  We can make no assurance, however, that our employees or other agents will not engage in such conduct for which we might be held responsible.  If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

If we make equity compensation grants to persons who are PRC citizens, they may be required to register with the State Administration of Foreign Exchange of the PRC, or SAFE.  We may also face regulatory uncertainties that could restrict our ability to adopt an equity compensation plan for our directors and employees and other parties under PRC law.

On April 6, 2007, SAFE issued the “Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of An Overseas Listed Company, also know as “Circular 78.” It is not clear whether Circular 78 covers all forms of equity compensation plans or only those which provide for the granting of stock options.  For any plans which are so covered and are adopted by a non-PRC listed company after April 6, 2007, Circular 78 requires all participants who are PRC citizens to register with and obtain approvals from SAFE prior to their participation in the plan.  In addition, Circular 78 also requires PRC citizens to register with SAFE and make the necessary applications and filings if they participated in an overseas listed company’s covered equity compensation plan prior to April 6, 2007.  We intend to adopt an equity compensation plan in the future and make option grants to our officers and directors, most of who are PRC citizens.  Circular 78 may require our officers and directors who receive option grants and are PRC citizens to register with SAFE.  We believe that the registration and approval requirements contemplated in Circular 78 will be burdensome and time consuming.  If it is determined that any of our equity compensation plans are subject to Circular 78, failure to comply with such provisions may subject us and participants of our equity incentive plan who are PRC citizens to fines and legal sanctions and prevent us from being able to grant equity compensation to our PRC employees.  In that case, our ability to compensate our employees and directors through equity compensation would be hindered and our business operations may be adversely affected.

We have enjoyed certain preferential tax concessions and the loss of these preferential tax concessions may cause our tax liabilities to increase and our profitability to decline.

Under the tax laws of PRC, we have had tax advantages granted by local government for corporate income taxes and sales taxes commencing April 6, 2004.  We are entitled to a 50% reduction on normal tax rate of 15% commencing in 2005 for the following three consecutive years.  On March 16, 2007, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, under which foreign invested enterprises and domestic companies will be subject to enterprise income tax at a uniform rate of 25%.  The new law became effective on January 1, 2008.  During the transition period for enterprises established before March 16, the tax rate will be gradually increased starting in 2008 and be equal to the new tax rate in 2012.  The Company’s prior tax rate of 15% was increased to a rate of 18% in 2008 and 20% in 2009.  The expiration of the preferential tax treatment will increase our tax liabilities and reduce our profitability.

Dividends payable by us to our foreign investors and any gain on the sale of our shares may be subject to taxes under PRC tax laws.

If dividends payable to our shareholders are treated as income derived from sources within China, then the dividends that shareholders receive from us, and any gain on the sale or transfer of our shares, may be subject to taxes under PRC tax laws.

Under the New EIT Law and its implementing rules, PRC enterprise income tax at the rate of 10% is applicable to dividends payable by us to our investors that are non-resident enterprises so long as such non-resident enterprise investors do not have an establishment or place of business in China or, despite the existence of such establishment of place of business in China, the relevant income is not effectively connected with such establishment or place of business in China, to the extent that such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of our shares by such investors is also subject to a 10% PRC income tax if such gain is regarded as income derived from sources within China and we are considered as a resident enterprise which is domiciled in China for tax purpose. Additionally, there is a possibility that the relevant PRC tax authorities may take the view that the purpose of us and Attainment Holdings is holding Shenzhen YPC, and the capital gain derived by our overseas shareholders or investors from the share transfer is deemed China-sourced income, in which case such capital gain may be subject to a PRC withholding tax at the rate of up to 10%. If we are required under the New EIT Law to withhold PRC income tax on our dividends payable to our foreign shareholders or investors who are non-resident enterprises, or if you are required to pay PRC income tax on the transfer or our shares under the circumstances mentioned above, the value of your investment in our shares may be materially and adversely affected.

In January, 2009, the State Administration of Taxation promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises (“Measures”), pursuant to which, the entities which have the direct obligation to make the following payment to a non-resident enterprise shall be the relevant tax withholders for such non-resident enterprise, and such payment includes: incomes from equity investment (including dividends and other return on investment), interests, rents, royalties, and incomes from assignment of property as well as other incomes subject to enterprise income tax received by non-resident enterprises in China. Further, the Measures provides that in case of equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment shall, by itself or engage an agent to, file tax declaration with the PRC tax authority located at place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant non-resident enterprise. However, it is unclear whether the Measures refer to the equity transfer by a non-resident enterprise which is a direct or an indirect shareholder of the said PRC company. Given these Measures, there is a possibility that we may have an obligation to withhold income tax in respect of the dividends paid to non-resident enterprise investors.

Any recurrence of Severe Acute Respiratory Syndrome (SARS), Avian Flu, Swine Flu or another widespread public health problem, in the PRC could adversely affect our operations.

A renewed outbreak of SARS, Avian Flu, Swine Flu or another widespread public health problem in China, where all of our manufacturing facilities are located and where the substantial portion of our sales occur, could have a negative effect on our operations.  Our business is dependent upon its ability to continue to manufacture products.  Such an outbreak could have an impact on our operations as a result of:

•	quarantines or closures of some of our manufacturing facilities, which would severely disrupt our operations,

•	the sickness or death of our key officers and employees, and

•	a general slowdown in the Chinese economy.

Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our operations.

A downturn in the economy of the PRC may slow our growth and profitability.

A significant portion of our revenues are generated from sales in China.  The growth of the Chinese economy has been uneven across geographic regions and economic sectors.  There can be no assurance that growth of the Chinese economy will be steady or that any downturn will not have a negative effect on our business, especially if it results in either a decreased use of our products or in pressure on us to lower our prices.

Because our business is located in the PRC, we may have difficulty establishing adequate management, legal and financial controls, which we are required to do in order to comply with U.S. GAAP and securities laws, and which could cause a materially adverse impact on our financial statements, the trading of our Common Stock and our business

PRC companies have historically not adopted a Western style of management and financial reporting concepts and practices, which includes strong corporate governance, internal controls and, computer, financial and other control systems. Most of our middle and top management staff are not educated and trained in the Western system, and we may difficulty hiring new employees in the PRC with experience and expertise relating to U.S. GAAP and U.S. public-company reporting requirements. In addition, we may have difficulty in hiring and retaining a sufficient number of qualified employees to work in the PRC. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards. Therefore, we may, in turn, experience difficulties in implementing and maintaining adequate internal controls as required under Section 404 of the Sarbanes-Oxley Act of 2002. This may result in significant deficiencies or material weaknesses in our internal controls which could impact the reliability of our financial statements and prevent us from complying with SEC rules and regulations and the requirements of the Sarbanes-Oxley Act of 2002. Any such deficiencies, material weaknesses or lack of compliance could result in restatements of our historical financial information, cause investors to lose confidence in our reported financial information, have an adverse impact on the trading price of our Common Stock, adversely affect our ability to access the capital markets and our ability to recruit personnel, lead to the delisting of our securities from the stock exchange on which they are traded, lead to litigation claims, thereby diverting management’s attention and resources, and which may lead to the payment of damages to the extent such claims are not resolved  in our favor, lead to regulatory proceedings, which may result in sanctions, monetary or otherwise, and have a materially adverse effect on our reputation and business.

RISKS RELATED TO OUR CAPITAL STRUCTURE

Our stock price is volatile and you might not be able to resell your securities at or above the price you have paid.

Since our initial public offering and listing of our Common Stock on the NASDAQ Global Market on January 29, 2010, the price at which our Common Stock had traded has been volatile, with a high and low sales price of $9.88 and $4.18, respectively, as through October 6, 2010. You might not be able to sell the shares of our Common Stock at or above the price you have paid. The stock market has experienced extreme volatility that often has been unrelated to the performance of its listed companies. Moreover, only a limited number of our shares are traded each day, which could increase the volatility of the price of our stock. These market fluctuations might cause our stock price to fall regardless of our performance. The market price of our Common Stock might fluctuate significantly in response to many factors, some of which are beyond our control, including the following:

•	actual or anticipated fluctuations in our annual and quarterly results of operations;

•	changes in securities analysts’ expectations;

•	variations in our operating results, which could cause us to fail to meet analysts’ or investors’ expectations;

•	announcements by our competitors or us of significant new products, contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	conditions and trends in our industry;

•	general market, economic, industry and political conditions;

•	changes in market values of comparable companies;

•	additions or departures of key personnel;

•	stock market price and volume fluctuations attributable to inconsistent trading volume levels; and

•	future sales of equity or debt securities, including sales which dilute existing investors.

Shares eligible for future sale may adversely affect the market price of our Common Stock, as the future sale of a substantial amount of outstanding stock in the public marketplace could reduce the price of our Common Stock.

The market price of our Common Stock could decline as a result of sales of a large number of shares of our Common Stock in the market or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

As of October 6, 2010, we had approximately 21.9 million shares of Common Stock outstanding. In January 2010, we conducted a registered public offering of 5,750,000 shares of Common Stock, including shares sold upon the Underwriters’ exercise of the over-allotment, and all of these shares are now freely tradable. Also in January 2010, we registered for resale a total of 2,455,658 shares of common stock, of which 2,051,767 shares were issued in an equity financing that was conducted in connection with the Share Exchange (the “Private Placement Shares”) and 403,891 shares held by the Company’s existing security holders prior to the Share Exchange. In March 2010 we also registered for resale 1,574,982 shares of Common Stock held by the Company’s existing security holders prior to the Share Exchange. All of the shares included in an effective registration statement may be freely sold and transferred, subject to a lock-up agreement. Certain investors in the Private Placement holding an aggregate of 954,326 shares of Common Stock entered into lock-up agreements pursuant to which they agreed not to sell their shares until 90 days after our Common Stock is listed or quoted on a national exchange, at which time one-tenth of their shares will be released from the lock-up restrictions, and after which their shares will automatically be released from the lock-up restrictions every 30 days in nine equal installments.

Additionally, in connection with our public offering in January 2010, the former stockholder of Attainment Holdings, and its designees, may be eligible to sell all or some of our shares of Common Stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act (“Rule 144”), as early as May 6, 2010, subject to certain limitations. Under Rule 144, an affiliate stockholder who has satisfied the required holding period may, under certain circumstances, sell within any three-month period a number of securities which does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume of the class during the four calendar weeks prior to such sale. As of the date of this report, 1% of our issued and outstanding shares of Common Stock was approximately 219,422 shares. Non-affiliate stockholders are not subject to volume limitations. Any substantial sale of Common Stock pursuant to any resale prospectus or Rule 144 may have an adverse effect on the market price of our Common Stock by creating an excessive supply.

The former principal shareholder of Attainment Holdings has significant influence over us.

The former shareholder of Attainment Holdings, Excel Profit, beneficially owns or controls approximately 42.0% of our outstanding shares of Common Stock and has significant influence in determining the outcome of any corporate transaction or other matters submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. Excel Profit may also have the power to prevent or cause a change in control. In addition, without the consent of Excel Profit, we could be prevented from entering into transactions that could be beneficial to us. The interests Excel Profit may differ from the interests of our other stockholders.

If we fail to maintain effective internal controls over financial reporting, it may lead to a restatement of our financial information and the price of our Common Stock may be adversely affected, as well as our ability to access the capital markets and our business.

We are required to establish and maintain appropriate internal controls over financial reporting.  Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. Any failure of these controls could also prevent us from maintaining accurate accounting records and discovering accounting errors and financial frauds. The standards that must be met for management to assess the internal control over financial reporting as effective are new and complex, and require significant documentation, testing and possible remediation to meet the detailed standards. In May 2010, our management identified a material weakness in our controls and procedures regarding our failure to timely disclose and prevent transfers made to Ms. Jianrong Li, in violation of Section 402 of the Sarbanes-Oxley Act of 2002. We may encounter additional problems or delays in completing activities necessary to improve our internal control over financial reporting. In addition, the attestation process by our independent registered public accountants is new and we may encounter problems or delays in receiving an attestation of our assessment by our independent registered public accountants. If we cannot assess our internal control over financial reporting as effective, or our independent registered public accountants are unable to provide an unqualified attestation report on such assessment, investor confidence and share value may be negatively impacted.

In addition, management’s assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting or disclosure of management’s assessment of our internal controls over financial reporting may cause investors to lose confidence in our reported financial information, have an adverse impact on the trading price of our Common Stock, adversely affect our ability to access the capital markets and our ability to recruit personnel, lead to the delisting of our securities from the stock exchange on which they are traded, lead to litigation claims, thereby diverting management’s attention and resources, and which may lead to the payment of damages to the extent such claims are not resolved  in our favor, lead to regulatory proceedings, which may result in sanctions, monetary or otherwise and have a materially adverse effect on our reputation and business.

We made transfers to a family member of our Chairman of the Board and Chief Executive Officer in violation of Section 402 of the Sarbanes-Oxley Act of 2002 and we and/or our Chairman of the Board and Chief Executive Officer could become subject to sanctions, penalties, investigations or other proceedings.

During the three months ended March 31, 2010, we incorrectly transferred approximately $1.3 million to an account controlled by Ms. Jianrong Li, the wife of our Chairman of the Board and the mother of our Chief Executive Officer, to effect certain corporate functions. Although the entire amount of the transfers was returned to our account in April 2010, the transfers that we made to Ms. Li violated Section 402 of the Sarbanes-Oxley Act of 2002 (“Section 402”).

Although we have attempted to take remedial steps to address the violation of Section 402 by requiring immediate and full repayment of all transfers, the violation of Section 402 may cause governmental authorities, such as the United States Securities and Exchange Commission, to subject us to sanctions, penalties, or investigations or other proceedings, which may not be resolved favorably and will require significant management time and attention, and we could incur costs which could materially and negatively affect our business, results of operations and cash flows. There are no assurances that an investigation or other proceedings will not commence, and if commenced, that such investigation or other proceedings will result in a favorable outcome for us.

We have granted a large number shares of our Common Stock to various of our officers, directors and employees pursuant to our 2010 Omnibus Incentive Plan for which we will incur significant non-cash charges which will negatively affect our results of operations and which may cause the market price of our Common Stock to drop significantly, even if our business is doing well.

At our annual meeting of stockholders on August 2, 2010, our stockholders approved the China Electric Motor, Inc. 2010 Omnibus Incentive Plan covering three million shares (3,000,000) of our Common Stock. We may issue various types of awards under the plan, including, but not limited to, stock options and restricted shares of Common Stock. We made grants aggregating approximately 1.2 million shares of restricted Common Stock in September 2010 under the plan. Except for 20,000 shares granted to each of James M. Lee and Tony Shen, two of our independent directors, which vest in 8 equal quarterly installments and 150,000 shares granted to Heung Sang Fong, our Chief Financial Officer and Corporate Secretary and one of our directors, which shares were immediately vested upon the date of grant, one third of the granted shares vested immediately upon grant, one-third will vest on the one-year anniversary of the grant date and one-third will vest on the second anniversary of the grant date. The Company has also agreed to grant 25,000 shares of its Common Stock to each of Shengping Wang and Xinming Xiao, two of our directors, pursuant to the plan on January 29, 2012, which will vest immediately, and an additional 25,000 shares of Common Stock pursuant to the plan on June 1, 2013.  We have also agreed to grant an additional 300,000 shares of our Common Stock to Mr. Fong pursuant to the plan on January 31, 2012, with 250,000 of such shares to vest immediately upon the date of grant and 50,000 of such shares to vest on May 31, 2012.  These grants of awards pursuant to the plan will cause us to incur significant non-cash equity-based compensation charges equal to the number of shares granted multiplied by the closing trading price of our Common Stock on the date of grant. This non-cash charge will be amortized over the vesting period of the shares. These non-cash charges will negatively impact our results of operations, specifically our net income and net income per share. Additionally, such shares granted pursuant to the plan, as well as future awards made pursuant to the plan, could have a significant adverse effect on the trading price of our Common Stock, especially if a significant volume of the stock issued is sold into the public market. Further, the issuance of these stock awards pursuant to the plan will have a dilutive impact on other stockholders by decreasing their ownership percentage of our outstanding Common Stock. An adverse impact on the trading price of our Common Stock may negatively affect our ability to use to our securities to raise capital or to acquire other companies using our securities.

We may not be able to achieve the benefits we expect to result from the Share Exchange.

On May 6, 2009, the Share Exchange closed and Attainment Holdings became our 100%-owned subsidiary, and our sole business operations became that of Attainment Holdings and its subsidiaries.  We also have a new Board of Directors and management consisting of persons from Attainment Holdings and changed our corporate name from SRKP 21, Inc. to China Electric Motor, Inc.

We may not realize the benefits that we hoped to receive as a result of the Share Exchange, which include:

•	enhanced access to the capital markets of the United States;

•	the increased market liquidity expected to result from exchanging stock in a private company for securities of a public company that may eventually be traded;

•	the ability to use registered securities to make acquisition of assets or businesses;

•	increased visibility in the financial community;

•	improved transparency of operations; and

•	perceived credibility and enhanced corporate image of being a publicly traded company.

There can be no assurance that any of the anticipated benefits of the Share Exchange will be realized with respect to our new business operations.  In addition, the attention and effort devoted to achieving the benefits of the Share Exchange and attending to the obligations of being a public company, such as reporting requirements and securities regulations, could significantly divert management’s attention from other important issues, which could materially and adversely affect our operating results or stock price in the future.

Compliance with changing regulation of corporate governance and public disclosure will result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related SEC regulations, have created uncertainty for public companies and significantly increased the costs and risks associated with accessing the public markets and public reporting.  Our management team will need to invest significant management time and financial resources to comply with both existing and evolving standards for public companies, which will lead to increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

Our Common Stock may be considered a “penny stock,” and thereby be subject to additional sale and trading regulations that may make it more difficult to sell.

Our Common Stock, may be considered to be a “penny stock” if it does not qualify for one of the exemptions from the definition of “penny stock” under Section 3a51-1 of the Securities Exchange Act for 1934, as amended (the “Exchange Act”) once, and if, it starts trading.  Our Common Stock may be a “penny stock” if it meets one or more of the following conditions (i) the stock trades at a price less than $5.00 per share; (ii) it is NOT traded on a “recognized” national exchange; (iii) it is NOT quoted on the NASDAQ Capital Market, or even if so, has a price less than $5.00 per share; or (iv) is issued by a company that has been in business less than three years with net tangible assets less than $5 million.

The principal result or effect of being designated a “penny stock” is that securities broker-dealers participating in sales of our Common Stock will be subject to the “penny stock” regulations set forth in Rules 15-2 through 15g-9 promulgated under the Exchange Act.  For example, Rule 15g-2 requires broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document at least two business days before effecting any transaction in a penny stock for the investor’s account.  Moreover, Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor.  This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives.  Compliance with these requirements may make it more difficult and time consuming for holders of our Common Stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise.

We do not foresee paying cash dividends in the foreseeable future and, as a result, our investors’ sole source of gain, if any, will depend on capital appreciation, if any.

We do not plan to declare or pay any cash dividends on our shares of Common Stock in the foreseeable future and currently intend to retain any future earnings for funding growth.  As a result, investors should not rely on an investment in our securities if they require the investment to produce dividend income.  Capital appreciation, if any, of our shares may be investors’ sole source of gain for the foreseeable future.  Moreover, investors may not be able to resell their shares of our Common Stock at or above the price they paid for them.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this prospectus, including in the documents incorporated by reference into this prospectus, includes some statements that are not purely historical and that are “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our company’s and our management’s expectations, hopes, beliefs, intentions or strategies regarding the future, including our financial condition, results of operations, and the expected impact of the Share Exchange.  In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions, or the negatives of such terms, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this prospectus are based on current expectations and beliefs concerning future developments and the potential effects on the parties and the transaction.  There can be no assurance that future developments actually affecting us will be those anticipated.  These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the parties’ control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including the following:

•	Our reliance on our major customers for a large portion of our net sales;

•	Our ability to develop and market new products;

•	Our ability to raise additional capital to fund our operations;

•	Our ability to accurately forecast amounts of supplies needed to meet customer demand;

•	Exposure to market risk through sales in international markets;

•	The market acceptance of our products;

•	Exposure to product liability and defect claims;

•	Fluctuations in the availability of raw materials and components needed for our products;

•	Protection of our intellectual property rights;

•	Changes in the laws of the PRC that affect our operations;

•	Inflation and fluctuations in foreign currency exchange rates;

•	Our ability to obtain all necessary government certifications, approvals, and/or licenses to conduct our business;

•	Development of a public trading market for our securities;

•	The cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations; and

•	The other factors referenced in this prospectus, including, without limitation, under the section entitled “Risk Factors.”

The risks included above are not exhaustive. Other sections of this prospectus may include additional factors that could adversely impact our business and operating results.  Moreover, we operate in a very competitive and rapidly changing environment.  New risk factors emerge from time to time and we cannot predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur.  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements.  Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus, and the documents that we reference in this prospectus and have filed as exhibits to this prospectus with the Securities and Exchange Commission, completely and with the understanding that our actual future results, levels of activity, performance and achievements may materially differ from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

           We will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders listed in this prospectus and any prospectus supplement.

DESCRIPTION OF COMMON STOCK

We are authorized to issue 100,000,000 shares of Common Stock, $0.0001 par value per share. As of October 13, 2010, we had approximately 21,942,243 shares of Common Stock issued and outstanding.

General

Each outstanding share of Common Stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the stockholders.

Holders of our Common Stock:

(i)	have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors;

(ii)	are entitled to share ratably in all our assets available for distribution to holders of Common Stock upon our liquidation, dissolution or winding up;

(iii)	do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions; and

(iv)	are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of our stockholders.

The holders of shares of our Common Stock do not have cumulative voting rights, which means that the holder or holders of more than fifty percent (50%) of outstanding shares voting for the election of directors can elect all of our directors if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the our directors.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Corporate Stock Transfer, Inc.

Listing

Our Common Stock is currently traded on the NASDAQ Global Market under the symbol “CELM.”

DESCRIPTION OF PREFERRED STOCK

We may issue up to 10,000,000 shares of our preferred stock, par value $0.0001 per share, from time to time in one or more series. As of the date of this prospectus, no shares of our preferred stock were outstanding.

Our certificate of incorporation authorizes our Board of Directors to issue preferred stock from time to time with such designations, preferences, conversion or other rights, voting powers, restrictions, dividends or limitations as to dividends or other distributions, qualifications or terms or conditions of redemption as shall be determined by the Board of Directors for each class or series of stock subject to the provisions of our certificate of incorporation.  Preferred stock is available for possible future financings or acquisitions and for general corporate purposes without further authorization of stockholders unless such authorization is required by applicable law, the rules of the NASDAQ Global Market or other securities exchange or market on which our stock is then listed or admitted to trading.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock.  The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, under some circumstances, have the effect of delaying, deferring or preventing a change in control of China Electric.

A prospectus supplement relating to any series of preferred stock being offered will include specific terms relating to the offering.  Such prospectus supplement will include:

•	the title and stated or par value of the preferred stock;

•	the number of shares of the preferred stock offered, the liquidation preference per share and the offering price of the preferred stock;

•	the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to the preferred stock;

•	whether dividends shall be cumulative or non-cumulative and, if cumulative, the date from which dividends on the preferred stock shall accumulate;

•	the provisions for a sinking fund, if any, for the preferred stock;

•	any voting rights of the preferred stock;

•	the provisions for redemption, if applicable, of the preferred stock;

•	any listing of the preferred stock on any securities exchange;

•
the terms and conditions, if applicable, upon which the preferred stock will be convertible into our Common Stock, including the conversion price or the manner of calculating the conversion price and conversion period;

•	if appropriate, a discussion of Federal income tax consequences applicable to the preferred stock; and

•	any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

The terms, if any, on which the preferred stock may be convertible into or exchangeable for our Common Stock will also be stated in the preferred stock prospectus supplement.  The terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option, and may include provisions pursuant to which the number of shares of our Common Stock to be received by the holders of preferred stock would be subject to adjustment.

DESCRIPTION OF WARRANTS

Upon the closing of our public offering in February 2010, we issued warrants to purchase an aggregate of 500,000 shares of our Common Stock at an exercise price of $5.625 per share to the underwriters. The warrants, which have a term of five years, are not exercisable until at least one-year from the date of issuance. The warrants also carry registration rights.

DELAWARE ANTI-TAKEOVER LAW AND CHARTER PROVISIONS

We are subject to Section 203 of the Delaware General Corporation Law. This provision generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

•	prior to such date, the Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual meeting or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of a corporation, or an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of a corporation at any time within three years prior to the time of determination of interested stockholder status; and any entity or person affiliated with or controlling or controlled by such entity or person.

Our certificate of incorporation and bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or tender offers or delaying or preventing a change in control of our company, including changes a stockholder might consider favorable. In particular, our certificate of incorporation and bylaws, as applicable, among other things, will:

•	provide our Board of Directors with the ability to alter our bylaws without stockholder approval;

•	provide for an advance notice procedure with regard to the nomination of candidates for election as directors and with regard to business to be brought before a meeting of stockholders; and

•	provide that vacancies on our Board of Directors may be filled by a majority of directors in office, although less than a quorum.

Such provisions may have the effect of discouraging a third-party from acquiring our company, even if doing so would be beneficial to its stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and in the policies formulated by them, and to discourage some types of transactions that may involve an actual or threatened change in control of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage some tactics that may be used in proxy fights. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

However, these provisions could have the effect of discouraging others from making tender offers for our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

SELLING STOCKHOLDERS

The following table provides as of the date of this prospectus information regarding the beneficial ownership of our Common Stock held by each of the selling stockholders, including:

•	the number of shares owned by each stockholder prior to this offering;
•	the percentage owned by each stockholder prior to completion of the offering;
•	the total number of shares that are to be offered for each stockholder;
•	the total number of shares that will be owned by each stockholder upon completion of the offering; and
•	the percentage owned by each stockholder upon completion of the offering.

On May 6, 2009, we received gross proceeds of approximately $665,000 in an initial closing of a private placement transaction.  Pursuant to subscription agreements entered into with the investors, we sold an aggregate of 320,186 shares of Common Stock at $2.08 per share.  On June 19, 2009, we conducted a second closing of the private placement, pursuant to which we sold an aggregate of 208,868 shares of Common Stock at $2.08 per share for gross proceeds of approximately $433,800.  On July 17, 2009, we conducted a third closing of the private placement, pursuant to which we sold an aggregate of 272,342 shares of common stock at $2.08 per share, for gross proceeds of approximately $565,625.  On September 4, 2009, we conducted a fourth closing of the private placement pursuant to which we sold an aggregate of 481,383 shares of Common Stock at $2.08 per share, for gross proceeds of approximately $999,775.  On October 6, 2009, we conducted the fifth and final closing of the private placement pursuant to which we sold an aggregate of 768,988 shares of Common Stock at $2.08 per share, for gross proceeds of approximately $1.6 million.  Accordingly, we sold a total of 2,051,767 shares of our common stock in the private placement for total gross proceeds of $4.3 million (the “Private Placement”).  We paid WestPark Capital, Inc., the placement agent for the Private Placement, a commission equal to 8.5% of the gross proceeds from the financing, for an aggregate fee of approximately $362,000.  These shares were registered in a Registration Statement No. 333-162459 which was declared effective on January 28, 2010.

Prior to the closing of the Share Exchange and the initial closing of the Private Placement, our stockholders cancelled an aggregate of 3,260,659 shares held by them such that there were 1,352,003 shares of common stock outstanding immediately prior to the Share Exchange.  Our stockholders also canceled an aggregate of 3,985,768 warrants to purchase shares of common stock such that they held an aggregate of 626,894 warrants immediately prior to the Share Exchange.  All of the warrant holders exercised their warrants via a cashless net-exercise in February 2010 and were issued an aggregate of 626,870 upon the exercise of the warrants.  Of these shares, 403,891 were registered in Registration Statement No. 333-162459 and 1,574,982 were registered in Registration Statement No. 333-165209 which was declared effective by the SEC on March 19, 2010.

The selling stockholders listed below are offering up to 4,030,640 shares of our common stock, which include 2,455,658 shares relating to previously filed Registration Statement No. 333-162459 and 1,574,982 shares relating to previously filed Registration Statement No. 333-165209. The selling stockholders named herein may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions. We will not receive any proceeds from the sales by the selling stockholders.

Certain investors in the Private Placement holding an aggregate of 954,326 shares of common stock entered into lock-up agreements pursuant to which they agreed not to sell their shares until 90 days after our common stock is listed or quoted on either the New York Stock Exchange, NYSE Amex, NASDAQ Global Market, NASDAQ Capital Market or the OTC Bulletin Board, at which time one-tenth of their shares will be released from the lock-up restrictions, and after which their shares will automatically be released from the lock-up restrictions every 30 days in nine equal installments.

Except as indicated in the footnotes to the table below, each of the Selling Stockholders acquired the shares in the Private Placement.

Name of Selling Shareholder	Number of Shares of Common Stock Beneficially Owned Prior to Offering		Percentage of Shares of Common Stock Beneficially Owned Prior to the Offering (1)	Number of Shares of Common Stock Registered for Sale Hereby	Number of Shares of Common stock Beneficially Owned After Completion of the Offering (2)	Percentage of Shares of Common Stock Beneficially Owned After Completion of the Offering (2)
WestPark Capital Financial Services, LLC	773,540	(3)	3.5%	773,540	—	—
Richard Rappaport	316,619	(4)	1.4%	316,619	—	—
Debbie Schwartzberg	278,856	(5)	1.3%	278,856	—	—
MidSouth Investor Fund LP	240,741	(6)	1.1%	240,741	—	—
Anthony Pintsopoulos	197,887	(7)	*	197,887	—	—
Hua-Mei 21st Century Partners, LP	180,556	(8)	*	180,556	—	—
Clarke, David H.	116,423		*	116,423	—	—
Amanda Rappaport Trust	89,049	(9)	*	89,049	—	—
Kailey Rappaport Trust	89,049	(9)	*	89,049	—	—
Continuum Capital Partners, LP	77,038	(10)	*	77,038	—	—
S. Gerlach & L. Gerlach, TTEE FBO Stanley Wayne Gerlach, Jr. & Linda Bozarth Gerlach	77,038	(11)	*	77,038	—	—
Janine Frisco	69,261	(12)	*	69,261	—	—
Kevin DePrimio	69,261	(13)	*	69,261	—	—
Berg, Howard	65,000		*	65,000	—	—
Colman, Frederick	65,000		*	65,000	—	—
Kuber, Douglas	65,000		*	65,000	—	—
Micro PIPE Fund I, LLC	65,000	(14)	*	65,000	—	—
Stellar Capital Fund LLC	65,000	(15)	*	65,000	—	—
Guerilla Partners, LP	60,186	(16)	*	60,186	—	—
Berdon Ventures LLC	48,750	(17)	*	48,750	—	—
J&N Invest LLC	48,149	(18)	*	48,149	—	—
Rosenberg, Jonathan	43,815		*	43,815	—	—
Jason Stern	39,577	(19)	*	39,577	—	—
Metsch, Richard	36,112		*	36,112	—	—
Delpit Family Trust, Larry & Susan Delpit TTEES	24,075		*	24,075	—	—
Gerald & Seena Sperling TWROS	24,075		*	24,075	—	—
Honeycutt, Frederick W.	24,075		*	24,075	—	—
Levin, Nathan Woolf	24,075		*	24,075	—	—
Schwartzberg, Gil	24,075		*	24,075	—	—
The BDB Irrevocable Family Trust, Duane H. Butler TTEE, DTD 07/20/07	24,075	(20)	*	24,075	—	—
The Stanley and Linda Gerlach Family Trust dated June 28, 1985	24,075	(21)	*	24,075	—	—
Delaware Charter, Tax ID #51-0099493, FBO Paul Masters IRA #6910-2620, C/O Legent Clearing, 9300 Underwood, Suite 400, Omaha, NE 68114	24,050	(22)	*	24,050	—	—
Kagel, Eric M. & Pazit	24,050		*	24,050	—	—
APC Defined Benefit Trust, David L. Kagel TTEE	21,710	(23)	*	21,710	—	—
DLK Retirement Trust, David L. Kagel TTEE	21,710	(24)	*	21,710	—	—
Kagel Family Trust	21,710		*	21,710	—	—

Name of Selling Shareholder	Number of Shares of Common Stock Beneficially Owned Prior to Offering		Percentage of Shares of Common Stock Beneficially Owned Prior to the Offering (1)	Number of Shares of Common Stock Registered for Sale Hereby	Number of Shares of Common stock Beneficially Owned After Completion of the Offering (2)	Percentage of Shares of Common Stock Beneficially Owned After Completion of the Offering (2)
Goldring, Steven	19,500		*	19,500	—	—
Pawliger, Richard	19,260		*	19,260	—	—
The Julie Schwartzberg Trust dated 2/9/2000	27,887	(25)	*	27,887	—	—
The David N. Sterling Trust dated 2/3/2000	27,887	(26)	*	27,887	—	—
Hoefer, Richard & Donna	18,297		*	18,297	—	—
Tangiers Investors LP	18,056	(27)	*	18,056	—	—
Rosenberg, S. Michael	15,649		*	15,649	—	—
Blisko, Solomon	14,445		*	14,445	—	—
Boyer, David L.	14,445		*	14,445	—	—
Collins, William W. & Ann Y.	14,445		*	14,445	—	—
Glantz, Michael	14,445		*	14,445	—	—
Stanley W. Gerlach Jr. as Custodian for John Dalton Gerlach UTMA/CA	14,445	(28)	*	14,445	—	—
Lahr, John	14,397		*	14,397	—	—
Lurie, William & Rita	14,108		*	14,108	—	—
Rothstein, Steven	13,975		*	13,975	—	—
Rosenberg, Linda	13,723		*	13,723	—	—
Izmirian, George Glenn	13,000		*	13,000	—	—
Rosenblatt, Marvin	13,000		*	13,000	—	—
Donald, Linda Lou	12,038		*	12,038	—	—
Lefkowitz, Harold	12,038		*	12,038	—	—
Lucks, Philip H. & Barbar L.	12,038		*	12,038	—	—
Merkel, Charles M.	12,038		*	12,038	—	—
Stanley W. Gerlach Jr. as Custodian for Timothy Charles Gerlach UTMA/CA	12,038	(29)	*	12,038	—	—
Mitchell J. Lipcon Profit Sharing Keough Plan	11,990	(30)	*	11,990	—	—
Jasper, Scott Francis	11,749		*	11,749	—	—
Chazanovitz, David A.	11,700		*	11,700	—	—
Cooke, Carl G.	9,871		*	9,871	—	—
Darwin, C. Barnes II	9,750		*	9,750	—	—
Nielsen, Mark	9,750		*	9,750	—	—
Reiff, Jerry	9,630		*	9,630	—	—
Cleveland, Charles A.	7,800		*	7,800	—	—
Hardy, John	7,223		*	7,223	—	—
Katz, David C.	7,223		*	7,223	—
Forrer, John	7,078		*	7,078	—
DELAWARE CHARTER, Tax id #51-0099493, FBO David H Clarke R/O IRA #2056-8346, C/O Legent Clearing, 9300 Underwood, Suite 400, Omaha, NE 68114	6,934	(31)	*	6,934	—	—

Name of Selling Shareholder	Number of Shares of Common Stock Beneficially Owned Prior to Offering		Percentage of Shares of Common Stock Beneficially Owned Prior to the Offering (1)	Number of Shares of Common Stock Registered for Sale Hereby	Number of Shares of Common stock Beneficially Owned After Completion of the Offering (2)	Percentage of Shares of Common Stock Beneficially Owned After Completion of the Offering (2)
Cohen, Robert	6,500		*	6,500	—	—
Delaware Charter, Tax id #51-0099493, FBO Melvin Cohen R/O IRA #7273-0867, C/O Legent Clearing, 9300 Underwood, Suite 400, Omaha, NE 68114	6,500	(32)	*	6,500	—	—
Rosenblatt, Kenneth	6,500		*	6,500	—	—
Sherbrooke Equity, Inc.	6,500	(33)	*	6,500	—	—
Whittle, Brian Anthony	6,500		*	6,500	—	—
Gino Tedesco & Joseph Tedesco JTWROS	5,850		*	5,850	—	—
Delaware Charter, Tax id #51-0099493, FBO Sasson Joury R/O IRA #4313-7761, C/O Legent Clearing, 9300 Underwood, Suite 400, Omaha, NE 68114	5,525	(34)	*	5,525	—	—
Topelsohn, Lauren	5,525		*	5,525	—	—
Jerkins, Kenneth M.	4,815		*	4,815	—	—
Palmatier, Steven Jon	4,815		*	4,815	—	—
Stange, David W.	4,815		*	4,815	—	—
Miriam Mooney Trust F/B/O Joan Connolly	3,708	(35)	*	3,708	—	—
Miriam Mooney Trust F/B/O Catherine Sotto	3,467	(36)	*	3,467	—	—
Adler, Orrin	3,250		*	3,250	—	—
Delaware Charter, Tax id #51-0099493, FBO James A DeCotis IRA #3059-4716, C/O Legent Clearing, 9300 Underwood, Suite 400, Omaha, NE 68114	3,250	(37)	*	3,250	—	—
Delaware Charter, Tax id#51-0099493, FBO Lynita C DeCotis IRA #7537-9018, C/O Legent Clearing, 9300 Underwood, Suite 400, Omaha, NE 68114	3,250	(38)	*	3,250	—	—
Hamburger, Julian A.	3,250		*	3,250	—	—
Lowe, Joan	3,250		*	3,250	—	—
Raymond S. Huber & Joan N. Huber	3,250		*	3,250	—	—
Stancil, Donald R.	3,250		*	3,250	—	—
Hall, Warren James	2,600		*	2,600	—	—
Delaware Charter, Tax id #51-0099493, FBO Rita Reyes IRA #1953-5677, C/O Legent Clearing, 9300 Underwood, Suite 400, Omaha, NE 68114	1,541	(39)	*	1,541	—	—
Delaware Charter, Tax id #51-0099493, FBO Anthony Nicolosi IRA #6178-3891, C/O Legent Clearing, 9300 Underwood, Suite 400, Omaha, NE 68114	1,300	(40)	*	1,300	—	—
Miriam Mooney Trust F/B/O David Forrer	915	(41)	*	915	—	—

* Less than 1%

(1)
Based on 21,942,243 shares of common stock outstanding as of the date of this prospectus.  The number of shares of our common stock outstanding excludes 500,000 shares of common stock that are issuable upon the exercise of outstanding warrants.

(2)
Represents the amount of shares that will be held by the selling stockholders after completion of this offering based on the assumption that all shares registered for sale hereby will be sold. However, the selling stockholders may offer all, some or none of the shares pursuant to this prospectus, and to our knowledge there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares that may be held by the selling stockholders after completion of this offering.

(3)
Richard Rappaport, as sole membership owner, has voting and investment control over the shares owned by this entity.  WestPark Capital Financial Services, LLC is the parent company of WestPark Capital, Inc.

(4)
Mr. Rappaport is Chief Executive Officer of WestPark Capital, Inc., a registered Financial Industry Regulatory Authority (“FINRA”) member. For purposes of this offering, Mr. Rappaport may be considered an underwriter. Mr. Rappaport acquired these securities in the ordinary course of business and that at the time of the acquisition of these securities, he had no agreements or understandings, directly or indirectly, with any person to distribute these securities.  Mr. Rappaport is Trustee of the Amanda Rappaport Trust and Kailey Rappaport Trust, and the father of the beneficiaries of such trusts, which are also selling stockholders in this prospectus.  Mr. Rappaport is also the Chief Executive Officer of WestPark Capital, Inc. and the sole owner of the membership interests in WestPark Capital Financial Services, LLC, which is also a selling stockholder in this prospectus.  WestPark Capital Financial Services, LLC is the parent company of WestPark Capital, Inc.  Mr. Rappaport may be deemed the indirect beneficial owner of the securities owned by the foregoing parties.  Assuming such beneficial ownership, Mr. Rappaport would beneficially own a total of 1,268,257 shares of common stock, which would constitute approximately 5.8% of our outstanding stock.

(5)
Includes 190,520 shares of Common Stock and 88,336 shares of Common Stock issued upon the cashless exercise of warrants in February 2010.  Ms. Schwartzberg purchased the shares and warrants in October 2007 directly from the Company for cash consideration of approximately $0.001 per share and $0.0005 per warrant.

(6)	Peter Siris, as managing director, has voting and investment control over the shares owned by this entity.

(7)
Mr. Pintsopoulos is Chief Financial Officer of WestPark Capital, Inc., a registered FINRA member.  For purposes of this offering, Mr. Pintsopoulos may be considered an underwriter. Mr. Pintsopoulos acquired these securities in the ordinary course of business and that at the time of the acquisition of these securities, he had no agreements or understandings, directly or indirectly, with any person to distribute these securities.

(8)
Lyman O. Heidtke, as general partner has voting and investment control over the shares owned by this entity.  Based on information provided to us by this selling shareholder, Mr. Heidtke is an affiliate of a broker-dealer but the selling shareholder acquired these securities in the ordinary course of business and that at the time of the acquisition of these securities, it had no agreements or understandings, directly or indirectly, with any person to distribute these securities.

(9)	Richard Rappaport, as trustee, has voting and investment control over the shares owned by this entity.

(10)	Peter Siris, as managing director, has voting and investment control over the shares owned by this entity.

(11)
Gil N. Schwartzberg or Jeffrey Ramson, as co- managers of the general partner, has voting and investment control over the shares owned by this entity. Mr. Schwartzberg is the spouse of Debbie Schwartzberg.

(12)	Stanley Wayne Gerlach, Jr. and Linda B. Gerlach, as trustees, president and secretary, have voting and investment control over the shares owned by this entity.

(13)
Mr. DePrimio is the Vice President of Corporate Finance of WestPark Capital, Inc., a FINRA member.  For purposes of this offering, Mr. DePrimio may be considered an underwriter. Mr. DePrimio acquired these securities in the ordinary course of business and that at the time of the acquisition of these securities, he had no agreements or understandings, directly or indirectly, with any person to distribute these securities.

(14)
Includes 47,320 shares of common stock and 21,941 shares of common stock issued upon the exercise of warrants via a cashless net-exercise.  Ms. Frisco acquired the shares and warrants in August 2008 as a gift from a family member who purchased the shares directly from the company in October 2007 for cash consideration of approximately $0.001 per share and $0.0005 per warrant.

(15)	David Mickelson, as Managing Member, has voting and investment control over the shares owned by this entity.

(16)	Richard Schmidt, as managing member, has voting and investment control over the shares owned by this entity.

(17)	Peter Siris, as managing director, has voting and investment control over the shares owned by this entity.

(18)
Frederick Berdon, as Managing Member, has voting and investment control over the shares owned by this entity.  Based on information provided to us by this selling shareholder, Mr. Berdon is an affiliate of a broker-dealer but the selling shareholder acquired these securities in the ordinary course of business and that at the time of the acquisition of these securities, it had no agreements or understandings, directly or indirectly, with any person to distribute these securities.

(19)
Mr. Stern is an employee of WestPark Capital, Inc., a FINRA member. For purposes of this offering, Mr. Stern may be considered an underwriter. Mr. Stern acquired these securities in the ordinary course of business and that at the time of the acquisition of these securities, he had no agreements or understandings, directly or indirectly, with any person to distribute these securities.

(20)	Jeffrey Rubin, as manager, has voting and investment control over the shares owned by this entity.

(21)	Duane H. Butcher, as Trustee has voting and investment control over the shares owned by this entity.

(22)	Stanley Wayne Gerlach, Jr. and Linda B. Gerlach, as trustees, have voting and investment control over the shares owned by this entity.

(23)
Paul Masters has voting and investment control over the shares owned by this entity. Based on information provided to us by this selling shareholder, Mr. Masters is an affiliate of a broker-dealer but the selling shareholder acquired these securities in the ordinary course of business and that at the time of the acquisition of these securities, it had no agreements or understandings, directly or indirectly, with any person to distribute these securities.

(24)	David L. Kagel, as trustee, has voting and investment control over the shares owned by this entity.

(25)	David L. Kagel, as trustee, has voting and investment control over the shares owned by this entity.

(26)
Includes 19,053 shares of common stock and 8,834 shares issued upon the exercise of warrants via a cashless net-exercise.  Debbie Schwartzberg and Gil Schwartzberg as trustees, have voting and investment control over the shares owned by this entity.  The stockholder acquired the shares and warrants in September 2008 as a gift from a family member who purchased these shares in October 2007 directly from the company for cash consideration of approximately $0.001 per share and $0.0005 per warrant.

(27)
Includes 19,053 shares of common stock and 8,834 shares issued upon the exercise of warrants via a cashless net-exercise.  Debbie Schwartzberg and Gil Schwartzberg as trustees, have voting and investment control over the shares owned by this entity.  The stockholder acquired the shares and warrants in September 2008 as a gift from a family member who purchased these shares in October 2007 directly from the company for cash consideration of approximately $0.001 per share and $0.0005 per warrant.

(28)	Justin Ederle, as managing member of the general partner, has voting and investment control over the shares owned by this entity.

(29)	This subscription purchase is a transfer under UTMA/CA to age 21. Stanley Wayne Gerlach, Jr. and Linda B. Gerlach, as trustees, have voting and investment control over the shares owned by this entity.

(30)	This subscription purchase is a transfer under UTMA/CA to age 21. Stanley Wayne Gerlach, Jr. and Linda B. Gerlach, as trustees, have voting and investment control over the shares owned by this entity.

(31)	Mitchell J. Lipcon, as trustee, has voting and investment control over the shares owned by this entity.

(32)	David H. Clarke has voting and investment control over the shares owned by this entity.

(33)	Melvin S. Cohen has voting and investment control over the shares owned by this entity.

(34)	Louis Philippe Antunes, as president, has voting and investment control over the shares owned by this entity.

(35)	Sasson Joury has voting and investment control over the shares.

(36)	John O. Forrer, as trustee, has voting and investment control over the shares owned by this entity.

(37)	John O. Forrer, as trustee, has voting and investment control over the shares owned by this entity.

(38)	James A. DeCotis has voting and investment control over the shares.

(39)	Linda C. DeCotis has voting and investment control over the shares.

(40)	Rita Reyes has voting and investment control over the shares.

(41)	Anthony Nicolosi has voting and investment control over the shares.

(42)	John O. Forrer, as trustee, has voting and investment control over the shares owned by this entity.

Except as described in this Selling Stockholders section, none of the selling stockholders, to our knowledge, has had a material relationship with our company other than as a shareholder at any time within the past three years.

•
On May 6, 2009, we entered into a Share and Warrant Cancellation Agreement and Registration Rights Agreement with each of the persons and entities that held shares of our common stock immediately prior to the closing of the Share Exchange, which closed May 6, 2009.  These stockholders included WestPark Capital Financial Services, LLC, Richard Rappaport, Anthony Pintsopoulos, Amanda Rappaport Trust, Kailey Rappaport Trust, Kevin DePrimio, and Jason Stern, each of whom and which are named as selling stockholders in this prospectus.  Pursuant to the cancellation agreement, the stockholders agreed to cancel an aggregate of 3,260,659 shares held by them such that there were 1,352,003 shares of common stock outstanding immediately prior to the Share Exchange.  The stockholders also agreed to cancel an aggregate of 3,985,768 warrants such that the shareholders held an aggregate of 626,894 warrants immediately after the Share Exchange.  Pursuant to the registration rights agreement, we agreed to register the shares of common stock held by the shareholders and the shares of common stock that each shareholder could acquire upon the exercise of the outstanding warrants, after taking into account the cancellation agreement.

•
We paid $600,000 in connection with the Share Exchange to acquire the shell corporation, consisting of $350,000 to WestPark Capital, Inc. and $250,000 to Keen Dragon Group Limited, a company unaffiliated with the Company, Attainment Holdings or WestPark Capital.  Additionally, on October 6, 2009, we completed the final closing in a series of five closings beginning May 6, 2009 of a private placement transaction conducted in connection with the Share Exchange.  We paid WestPark Capital, Inc., as placement agent, a commission equal to 8.5% of the gross proceeds from the financing for an aggregate fee of $362,000.  We also paid WestPark a success fee of $140,000 in connection with the Share Exchange and reimbursed WestPark for $80,000 for expenses related to due diligence.  WestPark Capital, Inc. also acted as co-underwriter, along with Roth Capital Partners, LLC, in our public offering that we closed in February 2010.  We sold a total of 5,750,000 shares of common stock in the public offering at $4.50 (including 750,000 shares sold upon the underwriters’ exercise of the over-allotment option), for gross proceeds of approximately $25.9 million.  Compensation for the underwriters’ services included discounts and commissions of $1,681,875, a non-accountable expense allowance of $281,250, and reimbursement of roadshow expenses of approximately $10,000 and legal counsel fees (excluding blue sky fees) of $40,000.  WestPark received a five-year warrant to purchase 25,000 shares of our common stock at an exercise price of $5.625 per share.

•
Richard Rappaport, one of our controlling stockholders prior to the Share Exchange, indirectly holds a 100% interest in WestPark Capital, Inc., the placement agent for the equity financing of approximately $4.3 million conducted by us in connection with the Share Exchange and a co-underwriter of our public offering in February 2010.  Mr. Rappaport was our President and Director from our inception until the closing of the Share Exchange in May 2009, upon which he resigned from all of his executive and director positions with us.  Mr. Rappaport is the Chief Executive Officer of WestPark Capital, Inc. and sole membership interest holder in WestPark Capital Financial Services, LLC.

•
Anthony C. Pintsopoulos, an officer, director and significant stockholder of ours prior to the Share Exchange, is the Chief Financial Officer of WestPark Capital, Inc.  Mr. Pintsopoulos was our Secretary, Chief Financial Officer and Director from our inception until the closing of the Share Exchange in May 2009, upon which he resigned from all of his executive and director positions with us.

WestPark Capital Financial Services, LLC was one of our principal stockholders prior to the Share Exchange and is the parent company of WestPark Capital, Inc.  WestPark Capital Financial Services, LLC is owned and controlled by Richard Rappaport.  In addition, Debbie Schwartzberg, one of our principal stockholders prior to the Share Exchange, was a note holder of WestPark Capital Financial Services, LLC, the parent company of WestPark Capital, Inc.  The note, which was repaid in full in August 2008, had entitled her to a 1.5% interest in the net profits of WestPark Capital Financial Services, LLC.

PLAN OF DISTRIBUTION

           The Selling Stockholders of our Common Stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each Selling Stockholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.  The maximum commission or discount to be received by any FINRA member or independent broker-dealer, however, will not be greater than eight (8) percent for the sale of any securities being registered hereunder pursuant to Rule 415 of the Securities Act.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

LEGAL MATTERS

K&L Gates LLP, Los Angeles, California has passed upon the validity of the shares of the Common Stock offered by this prospectus.

EXPERTS

The consolidated financial statements of China Electric Motor, Inc. as of December 31, 2009 and for the year ended December 31, 2009 incorporated by reference into this prospectus have been audited by MaloneBailey, LLP, an independent registered public accounting firm, to the extent and for the periods as set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.  The consolidated financial statements of China Electric Motor, Inc. as of December 31, 2008 and for the years ended December 31, 2008, and 2007, incorporated by reference into this prospectus and registration statement have been audited by Kempisty & Company Certified Public Accountants PC, an independent registered public accounting firm, as set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, along with other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC to register the securities offered hereby under the Securities Act of 1933, as amended. This prospectus does not contain all of the information included in the registration statement, including certain exhibits and schedules. You may obtain the registration statement and exhibits to the registration statement from the SEC at the address listed above or from the SEC’s internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus is part of a registration statement filed with the SEC.  The SEC allows us to “incorporate by reference” into this prospectus the information that we file with them, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.  The following documents were filed with the SEC pursuant to the Exchange Act and are incorporated by reference and made a part of this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC on March 31, 2010;

•	our Quarterly Report on Form 10-Q for the three months ended March 31, 2010 filed with the SEC on May 17, 2010;

•	our Quarterly Report on Form 10-Q for the three and six months ended June 30, 2010 filed with the SEC on August 10, 2010;

•	our Quarterly Report on Form 10-Q/A for the three and six months ended June 30, 2010 filed with the SEC on August 13, 2010;

•
our Current Reports on Form 8-K filed with the SEC on January 8, 2010; January 25, 2010; February 8, 2010; February 17, 2010; June 2, 2010; June 11, 2010; June 28, 2010; August 6, 2010; and September 2, 2010;

•
the description of our Common Stock contained in the our Registration Statement on Form 8-A (File No. 001-34613), including any amendment or report filed for the purpose of updating such description; and

•
all reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) after the date of this prospectus and prior to the termination of this offering.

Notwithstanding the foregoing, information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits, is not incorporated by reference in this prospectus.

           Any statement contained herein or made in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus

We will provide without charge to each person to whom this prospectus is delivered, upon oral or written request, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Written or telephone requests should be directed to:  China Electric Motor, Inc., Sunna Motor Industry Park
Jian’an, Fuyong Hi-Tech Park, Baoan District, Shenzhen, Guangdong, China; Tel: 86-755-81499969.

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement.  We have not authorized anyone else to provide you with different or additional information.  We will not make an offer of these securities in any state where the offer is not permitted.  You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date of those documents.

Common Stock

China Electric Motor, Inc.

Prospectus

October 14, 2010